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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A
                                (AMENDMENT NO. 3)


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                              SOLPOWER CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


                         COMMISSION FILE NUMBER: 0-29780



            Nevada                                                87-0384678
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                               Identification No.)

   7309 East Stetson Drive, Suite 102
           Scottsdale, Arizona                                      85251
(Address of Principal Executive Offices)                         (Zip Code)



Issuer's Telephone Number:  (602) 947-6366

Securities to be Registered Under Section 12(b) of the Act:  None

Securities to be Registered Pursuant to Section 12(g) of the Act:


                          Common Stock, $.01 Par Value
                                (Title of Class)


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                                     PART I

         Except for historical information contained herein, this Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "SECURITIES ACT") and Section 21E of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and Solpower Corporation (the "COMPANY") intends that such forward-looking statements be subject to the safe harbors created thereby. Wherever possible, the Company has identified these forward-looking statements by words such as "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "INTENDS" and similar expressions. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results may differ materially from such statements. Factors that may cause or contribute to such differences include, but are not limited to, those discussed in "ITEM 1. DESCRIPTION OF BUSINESS - FACTORS AFFECTING FUTURE PERFORMANCE" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," as well as those discussed elsewhere herein and in the exhibits hereto and incorporated by reference. Although the Company believes that the assumptions underlying the forward-looking statements herein are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. In addition, as disclosed under "ITEM 1. BUSINESS - FACTORS AFFECTING FUTURE PERFORMANCE," the business and operations of the Company are subject to substantial risks which increase the uncertainties inherent in the forward-looking statements included in this Form 10-SB. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

         The Company has licensed the rights to distribute and market SOLTRON, an enzyme based fuel enhancing product, and SP34E, an ozone safe refrigerant gas, throughout North America. The Company intends to distribute these products directly and to license the sales and distribution rights to the SOLTRON product on a regional basis throughout the United States, Canada and Mexico.

         The Company was incorporated in Utah on June 7, 1982 as Dynafuel Corporation. The Company originally conducted limited research and development of an experimental fuel using alcohol and other chemicals in a proprietary combination to produce a gasoline like motor fuel. The Company ceased these operations in 1988 and remained dormant until 1995. In November 1995, the Company acquired the marketing rights to a virtual reality motion based simulator and, in December 1995, changed its name to Virtual Technologies, Inc. In July 1996, the Company merged into a newly formed subsidiary incorporated in Nevada to change its domicile to the State of Nevada. During the fiscal year ended March 31, 1997 the Company sold the motion based simulator contract and related assets.

         In November 1996, the Company entered into a licensing agreement with Dominion Capital Pty., Ltd. ("DOMINION CAPITAL") to acquire the exclusive manufacturing, distribution, marketing and sales rights for the product SOLTRON in the United States, Canada and Mexico. As a result of entering into the licensing agreement, Dominion Capital and its affiliates gained control of the Company. A new Board of Directors was then elected and new management installed. A corporate philosophy of acquiring and commercializing environmentally friendly products was initiated. In June 1998 the Company entered into a second licensing agreement with Dominion Capital and acquired the exclusive manufacturing, distribution, marketing and sales rights for the product SP34E in the United States, Canada and Mexico.

PRODUCTS

         SOLTRON. SOLTRON is an enzyme based liquid fuel enhancing product that was developed over a period of 18 years by a group of scientists at the Japanese Institute of Bio-Energy. When added to fossil fuels SOLTRON reduces particulate exhaust emissions, improves fuel economy, dispenses fuel sludge and other impurities and ultimately lowers engine maintenance costs. When mixed with liquid fuels, SOLTRON changes the molecular structure of fuel and improves oxygen absorption. The enzymes "FEED" on the damaging contaminants that cause fuel degradation. SOLTRON can be added to all liquid fossil fuels including gasoline, diesel and light and heavy oils either at the fuel pump or in bulk fuel tanks. SOLTRON has been sold commercially in Japan since 1993 and in Australia since 1996. SOLTRON was awarded the 1997 Best New Aftermarket Product Award (Chemical) by the Australian Automotive Aftermarket Association. SOLTRON will be marketed by the Company in North America as a natural enzyme product that will reduce emissions and improve fuel economy.

         Testing of SOLTRON has been conducted on behalf of Ford Motor Company of Australia Limited, Cetec Pty Ltd. (an independent science and technology laboratory and consulting firm in Australia), the Thailand Department of Marine Engineering - Marine Diesel Engine Laboratory and by various other independent end users. The results of such tests have shown that use of SOLTRON caused increased fuel economy, reduction of emissions and control of diesel sludge. The Company intends to conduct extensive field testing and objective laboratory testing of SOLTRON once the Phoenix, Arizona production facility is fully operational.

         SP34E. SP34E is a refrigerant gas developed in Japan by the Kinoh-Kinzohu Company as a replacement gas for ozone-depleting fluorinated refrigerants. SP34E is currently being sold in Japan, Australia and other Asian rim countries. Its applications include utilization in automotive, domestic, commercial and transport refrigeration and air-conditioning systems as an alternative to FREON(R) (R-12) and other fluorinated refrigerants. SP34E generally does not require replacement of mechanical components or removal of mineral and synthetic oils that are found in older refrigeration systems and has a lower discharge pressure and a much shorter atmospheric life span than other commonly used refrigerant gases.

         Testing  of  SP34E  has  been  conducted  by  the  Army   Technology  &
Engineering Agency, Mechanical Laboratory, Victoria, Australia and various independent refrigeration companies in Australia, New Zealand, Japan, Thailand and Taiwan. The results of these tests consistently show that SP34E is an acceptable direct drop-in replacement gas for R-12 and R-134a with improved operating characteristics over other refrigerant replacement gases. The Company intends to conduct extensive field testing, objective laboratory testing and make the necessary Environmental Protection Agency ("EPA") applications in connection with development of its marketing strategy for this product.

SUPPLIERS

         SOLTRON. SOLTRON consists of natural organic enzymes mixed with kerosene. SOLTRON enzyme concentrate is supplied exclusively to the Company by Neway Japan K.K. of Tokyo, Japan. Neway Japan K.K. has informed the Company that it currently has sufficient inventory of enzyme concentrate on hand to supply the Company's anticipated needs through 1999. Kerosene is readily available through local suppliers. The Company has produced its own proprietary bottle design for retail packaging and has selected a manufacturer that can produce in both the eastern and western United States in quantities to meet the Company's and its licensees' anticipated needs.

         SP34E. The components of SP34E are readily available through a variety of local suppliers.

MARKETING STRATEGIES

         SOLTRON. The fuel market can be divided into distinct groups such as diesel, gasoline, bunker and aviation fuel. These groups can be further sub-divided into distinct user segments: commercial transport fleets, government fleets, marine transport fleets, retail distribution and industrial. The EPA recently quadrupled the number of "NON-ATTAINMENT ZONES" in areas with severe emission problems resulting in certain fleet operators being forced to test or to start using alternative fuels such as propane or natural gas. New regulations such as restricted hours of service are also being considered. The Company believes that this increased regulation creates opportunities for consumer acceptance of its SOLTRON product and intends to focus on all North American markets with a major emphasis on commercial transport fleets. The Company's objective is to penetrate the fuel treatment market and increase fuel treatment usage of SOLTRON over a five year period while establishing consumer recognition of the SOLTRON brand name.

         The Company intends to exploit its SOLTRON manufacturing, marketing, sales and distribution rights in the United States, Canada and Mexico through the operation of a retained corporate territory and by granting exclusive licenses to an additional eight territories. The territories are as follows:

SOLPOWER NORTHEAST     Maine, Vermont, Massachusetts, Connecticut, Rhode Island,
                       New Hampshire, New York, New Jersey and Pennsylvania.
SOLPOWER MID-ATLANTIC  Delaware, Washington DC, Maryland,  West  Virginia,
                       Virginia,  North Carolina,  South  Carolina,   Tennessee
                       and Kentucky.
SOLPOWER CENTRAL       Minnesota, Iowa, Missouri, North Dakota, South Dakota,
                       Nebraska, Kansas, Wyoming and Colorado.
SOLPOWER SOUTHEAST     Alabama, Arkansas, Florida, Georgia, Louisiana and
                       Mississippi.
SOLPOWER SOUTH         Oklahoma, New Mexico and Texas.
SOLPOWER GREAT LAKES   Ohio, Indiana, Michigan, Illinois and Wisconsin.
SOLPOWER NORTHWEST     Alaska, Canada, Idaho, Oregon, Montana and Washington.
SOLPOWER SOUTHWEST     Arizona, California, Hawaii, Nevada and Utah.
SOLPOWER MEXICO        Mexico.

The Company will retain all commercial marine applications throughout North America and the Southwest Territory (California, Utah, Arizona, Nevada and Hawaii) for sales and distribution by the Company. The Company has entered into license agreements with Masters Marketing Group, Inc. for the Great Lakes Territory, Solpower Southeast Corporation for the Southeast Territory and Houston Mercantile Exchange, Inc. for the South and Mexico Territories. The Company is currently in negotiation with other parties related to two additional territories.

         The license agreements define the territory in which the licensees can manufacture, distribute, market and sell SOLTRON for a period of five years and require the licensees to purchase minimum annual amounts of SOLTRON enzyme concentrate from the Company. The agreements may be extended once by either party for additional five year periods. The license fee for each territory varies from $600,000 to $1,800,000. A 10% down payment on the licensee fee is required on entering into the agreement and the balance, which is evidenced by a promissory note payable over a two year period, is payable by charging a premium to the licensees on the SOLTRON enzyme concentrate price. The licensees are required to contribute to a national and territorial marketing fund that is administered by the Company to ensure that adequate marketing funds are dedicated to promotion of the product. Annual sales targets are set to encourage licensees to maximize sales efforts. Licensees have the right to appoint independent operators in their territory or utilize a direct sales force similar to that of the Company.

         Distribution of SOLTRON in the Company's Southwest territory commenced in June 1998. Within its territory, the Company intends to deploy sales personnel to attempt to create a demand for SOLTRON in all market segments. The Company intends to coordinate a direct sales force to provide a focused marketing effort, which it believes will expose SOLTRON directly to the prospective customers more rapidly than by independent sales representatives offering multiple product lines. The Company also anticipates developing a national marketing effort focused on trade shows, trade journals and direct solicitations to potential major customers. The Company's overall goal is to successfully penetrate and create a substantial demand for SOLTRON in each market user segment.

         The Company retained Master Marketing Group, Inc. to develop a marketing plan for the national product launch of SOLTRON. To initiate such plan, the Company has employed two Area Sales Managers ("ASMS") for the southern California and Phoenix regions of the Company's territory. The marketing plan contemplates six ASMs in the Company's territory whose sales efforts will be serviced from the Company's Phoenix, Arizona production facility. The Great Lakes and Southeast Territories are being developed under a similar marketing plan by the individual licensees. The Company is developing product awareness at the national level through advertising in trade journals and participation in transportation and other industry related trade shows. Other activities to promote the Company's products include the identification and development of operations, marketing, accounting and administrative systems to achieve efficiency for the Company and licensees, the establishment of a corporate communications system supported by an in-house desktop publishing department and redesign and upgrading of the corporate image with new logos, web site, product brochures, trade show materials, product labeling and packaging and all related marketing materials.

         SP34E. SP34E is a direct drop-in refrigerant gas that replaces R-12 and R-134a refrigerant gases in existing air-conditioning and refrigerant units. Refrigerant gas is widely used in air-conditioning and refrigeration units in the residential, automotive, commercial and transportation sectors. Historically, chlorofluorocarbons ("CFCS"), hydrochlorofluorocarbons ("HCFCS") and hydrofluorocarbons ("HFCS") have been utilized as refrigerant gasses. CFCs used as refrigerant gases include R-12, HCFCs include R-406A and HFCs include R-134a. Emissions of these gases have been proven to cause depletion of the ozone layer resulting in global warming. The EPA has banned production or importation of CFCs and production of HCFCs is scheduled to be phased-out in the United States by 2029. HFCs have not been banned or scheduled for phase-out, but contain gases that have global warming potential and are generally less effective as a refrigerant gas than CFCs or HCFCs. The Company intends to market SP34E as an environmentally safe replacement for R-12 refrigerants with greater efficiency and less environmental impact than R-134a.

         The Company has only recently acquired the distribution and marketing rights related to the SP34E and has not fully developed its marketing strategy for this product. The Company anticipates that it will develop a territorial strategy for certain market segments and also market this product directly, similar to the strategy developed for its SOLTRON product.

PRODUCT RIGHTS ACQUISITION AGREEMENTS

         SOLTRON. The Company acquired the exclusive rights to produce, market and distribute SOLTRON in North America through an agreement with Dominion Capital in consideration for 5,000,000 shares of the Company's Common Stock and the grant of certain options and payment of cash consideration upon meeting certain sales levels. The agreement is for a period of five years and is renewable for an additional five year term. The Company also has a right of first refusal to commercialize SOLTRON and other products controlled by Dominion Capital on a global basis, except Japan.

         SP34E. The Company acquired the exclusive North American manufacturing, distribution, marketing and sales rights to SP34E from Dominion Capital in consideration of the issuance of 6,000,000 shares of the Company's Common Stock and the payment to Dominion Capital of a royalty of $2.25 per kilogram of SP34E sold by the Company. The term of the agreement is for five years and the Company has an option to renew the agreement for an additional five year term.

PROPRIETARY RIGHTS

         The  Company  intends  to rely on a  combination  of trade  secret  and copyright laws, license agreements and confidentiality and non-compete agreements to establish and protect its proprietary rights in its products. There can be no assurance that any license, confidentiality or non-compete agreement between the Company and its employees, consultants and licensees will provide meaningful protection for the Company's proprietary information in the event of any unauthorized use or disclosure of such proprietary information.

         The Company has applied with the United States Patent and Trademark Office ("USPTO") for a trademark registration for SOLTRON and a service mark registration for the mark SOLPOWER.
 Registration of the SOLTRON product has also been made with the EPA. Dominion Capital has applied with the USPTO for tradename registration for SP34E.

COMPETITION

         The Company will compete with numerous well-established fuel additive and chemical products companies that possess substantially greater experience, financial, marketing, personnel and other resources than the Company. Many of the Company's competitors have achieved significant national, retail and local brand name and product recognition and engage in extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter new markets and to introduce new products.

         The Company's ability to compete successfully will depend on the Company's success at penetrating each targeted market segment with its product, the consumer acceptance of its product and the Company's ability to license and develop new and improved products. There can be no assurance that the Company will be able to compete successfully, that its products will meet with consumer approval, that competitors will not develop and market products that are similar or superior to the Company's products or that the Company will be able to successfully enhance its products or develop new products meeting with consumer approval. The Company intends to focus on the environmentally friendly characteristics of its products in comparison to its competitors' products.

         Some products that may compete directly with the Company's SOLTRON product include STP Fuel Stabilizer and STP Diesel Fuel Treatment produced by First Brands Corporation, Slick 50 produced by Slick 50 Products Corporation, Valutect VT-5000 produced by Valutect Petroleum Products Corp. and Fuelen produced by Fuelen International, Inc. The Company believes that it can successfully compete with these products and penetrate the fuel additive market due to the unique environmentally friendly characteristics and multi-function applications, such as reduction of exhaust particulate emissions, improvement of fuel efficiency and dispensation of fuel sludge, of its SOLTRON product.

         The Company will compete with numerous national and international companies that produce refrigerant gas including DuPont, Elf Autochem, ICI and Allied Signal. The Company believes that the ban and phase-out of other refrigerant gases combined with the environmentally safe characteristics and product utility of its SP34E product will allow it to compete successfully in the refrigerant gas market.

PRODUCTION FACILITIES

         The Company has an approximate 12,000 square foot industrial facility in Phoenix, Arizona that serves as its production, warehousing and distribution plant for its SOLTRON product as well as its territorial sales office. The facility has capacity to produce 1,000,000 gallons of SOLTRON product per year which is expected to meet the Company's anticipated needs for product for the foreseeable future. The Company anticipates that the production facility will be operational in March 1999. See, "DESCRIPTION OF PROPERTY" and "NOTES TO THE FINANCIAL STATEMENTS - Note 8."

         The Company has an approximate 2.25 acre production facility in Elkhart, Indiana with an approximate 10,000 square foot warehouse. The facility is sufficient to accommodate an SP34E tank farm and production area with an annual capacity of 20,000 tons of finished product. The Company anticipates additional production facilities will be acquired or leased as the marketing and distribution of SP34E is developed. See, "DESCRIPTION OF PROPERTY" and "NOTES TO THE FINANCIAL STATEMENTS - Note 13."

REGULATION

         The use of certain chemicals and other substances is subject to extensive and frequently changing federal, state, provincial and local laws and substantial regulation under these laws by governmental agencies, including the EPA, the Occupational Health and Safety Administration, various state agencies and county and local authorities acting in conjunction with federal and state authorities. Among other things, these regulatory bodies impose requirements to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous chemicals and substances. The Company has incurred costs of approximately $300,000 to cause its Phoenix facility to meet state and local requirements for the utilization of these products in the production of its SOLTRON product at this site. The Company's products utilize chemicals that are classified under applicable laws as flammable and hazardous chemicals or substances. The Company provides all required label warnings and instructions for the handling of these substances.

         The EPA has established the EPA Motor Vehicle Aftermarket Retrofit Device Evaluation Program to evaluate the effects of fully developed aftermarket devices on vehicle emissions and fuel economy. Participation in the program by manufacturer of devices is voluntary. EPA evaluations of engines, retrofit devices, emission control devices and related products are conducted for the purpose of keeping policy makers, technical personnel in government and industry, and the general public abreast of developments in the field of automotive fuel economy and pollutant emission control. Aftermarket fuel additives are also included in the evaluation program and are required to be registered with the EPA Fuels and Energy Division. The Company has registered its SOLTRON product under this program.

         The Company will also be subject to regulation by the Federal Trade Commission ("FTC") with respect to the marketing of its products. Although the FTC has a long history of pursuing enforcement actions against fuel saving, fuel additive and oil additive products, the Company believes that it has sufficient research, independent testing and scientific evidence to substantiate the Company's advertising and promotional claims regarding its SOLTRON product.

         The Company will be subject to making application to the EPA under the Significant New Alternatives Policy ("SNAP"), the American Society of Heating and Air Conditioning Engineers, Inc. ("ASHRAE") and Underwriters Laboratories, Inc. ("UL(R)") in order to categorize the acceptable uses of its SP34E product. The Company intends to make all the necessary EPA-SNAP, ASHRAE and UL(R) submissions prior to marketinG SP34E in the United States and estimates the cost of obtaining these approvals will be approximately $100,000.

         The Company believes that it is in substantial compliance with all laws and regulations governing its material business operations and has obtained all required licenses and permits for the operation of its business. There can be no assurance that the Company in the future will be able to comply with, or continue to comply with, current or future government regulations in every jurisdiction in which it will conduct its material business operations without substantial cost or interruption of its operations, or that any present or future federal, state, provincial or local environmental protection regulations may not restrict the Company's present and possible future activities. In the event that the Company is unable to comply with such requirements, the Company could be subject to substantial sanctions, including restrictions on its business operations, monetary liability and criminal sanctions, any of which could have a material adverse effect upon the Company's business.

EMPLOYEES

         At August 1, 1998, the Company employed five full time personnel, including two administrative, one production and two marketing employees. The Company's employees are not covered by any collective bargaining agreements. The Company considers its relationship with its employees to be good.

FACTORS AFFECTING FUTURE PERFORMANCE

         LIMITED OPERATING HISTORY. The Company's current operations have only been implemented since November 1996. Accordingly, the Company has a limited operating history with respect to the distribution and marketing of fuel additives and has not yet commenced its marketing strategies with respect to its refrigerant gas product. The Company's immediate strategy with respect to its SOLTRON product is to enter into licensing agreements for territories covering substantially all of North America and to expand its sales and marketing efforts through direct sales personnel and independent sales representatives. The
Company may require significant additional capital to fully implement its business plan and expand its operations. There can be no assurance that the Company will be able to achieve, or maintain, profitable operations or positive cash flow at any time in the future.

         NEED TO DEVELOP LICENSEE NETWORK. The Company has only recently commenced licensing the sales and distribution rights to its SOLTRON product for its North American territories. Establishment of a distribution network sufficient to supply customer demand for the Company's SOLTRON product will be critical to the success of the Company. The Company anticipates developing this network primarily through its licensees and secondarily through direct sales and marketing efforts. The Company has not yet fully developed its strategies with respect to its SP34E product. Numerous factors, including lack of sufficient inventory or capital, failure of the Company's products to generate sufficient demand and lack of sufficient qualified, experienced personnel may contribute to the difficulties the Company will face in establishing an efficient distribution network for its products. While the Company intends to engage qualified personnel and believes it is sufficiently capitalized, no assurance can be given that the Company's products will be accepted by industrial or retail consumers, that a satisfactory distribution network can be established or that the Company's proposed operations will be profitable.

         UNCERTAINTY OF WIDESPREAD MARKET ACCEPTANCE OF PRODUCTS, LIMITED MARKETING EXPERIENCE. The Company has just commenced marketing SOLTRON and only recently acquired the North American rights to its second product SP34E. The Company has conducted limited marketing activities and has limited marketing experience with respect to its products. As is typical with new products, demand and market acceptance for the Company's products is subject to a high level of uncertainty. Achieving widespread market acceptance for its products will require substantial marketing efforts and the expenditure of sufficient funds to create brand recognition and customer demand and to cause potential customers to consider the potential benefits of the Company's products. The prospects for the Company's product line will be largely dependent upon the Company's ability to achieve market penetration. Achieving market penetration will require sufficient efforts by the Company to create awareness of and demand for the Company's products. The Company's ability to build its customer base will depend in part on the Company's ability to locate, hire and retain sufficient qualified marketing personnel and to fund marketing efforts, including advertising. There can be no assurance that the Company's products will achieve widespread market acceptance or that the Company's marketing efforts will result in profitable operations.

         LICENSE FEE RECEIVABLES. Except for sales in its retained territory, the Company intends to primarily market is SOLTRON product through licensees. The Company's license agreements require each licensee to pay an initial license fee which is payable 10% by a cash down payment and the balance by delivery of a promissory note secured by the licensee's rights in the license agreement and generally all other assets of the licensee. The promissory note is payable over a two year period and the Company charges a premium on the SOLTRON enzyme concentrate price sold to the licensee and applies the premium to the amounts due under the promissory note. If minimum sales volumes of a licensee are not sufficient to make scheduled payments on the promissory note, the licensee is responsible for the balance.

         The Company records license fee receivables as an asset. Of the total amount of $4,557,762 of the license fee receivable as of June 30, 1998, $1,077,762 (24%) of such amount was due from Masters Marketing Group, Inc., $1,080,000 (24%) was due from Solpower Southeast Corporation (a non-affiliate of the Company) and $2,400,000 (52%) was due from Houston Mercantile Exchange, Inc.

If minimum sales volumes are not met and a licensee is required to pay the balance of any scheduled payment, the ability of such license to make payment would depend upon several factors affecting the credit worthiness of a licensee. Because the current licensees are generally new entities with minimal assets, the licensee fee receivables may be uncollectible from the licensee if sales expectations are not met. Collection of payment of the license fee receivable will be substantially dependent upon the success of the licensee in marketing the SOLTRON product in its territory. The risk of failure of any licensee is also enhanced due to the concentration of only three licensees comprising the total obligors on the entire receivable amount.

         While failure of performance or payment by any one licensee could have a substantial impact on the license fee receivable amount in the short-term, default by a licensee would result in cancellation of the license for the particular territory with the ability of the Company to remarket the territory or to engage in sale of its SOLTRON product directly in such territory.

         VARIABILITY OF OPERATING RESULTS AND VOLATILITY OF COMMON STOCK PRICES. The Company's quarterly operating results have in the past and are anticipated in the future to be highly volatile. While the Company anticipates additional sales of licensed territories and increased sales of its products will continue to generate revenue, the operating results of any quarterly period as compared to the previous quarter or the same quarter for the prior period will, in all likelihood, vary significantly. Default by a licensee resulting in a write-off of the associated license fee receivable could dramatically and adversely affect the Company's total net assets for the period in which such event occurred. Significant variances in operating results from period to period could result in high volatility of the market price for the Company's Common Stock.

         LIMITED PRODUCT LINE. The Company currently holds the marketing and distribution rights to two products, SOLTRON and SP34E. The Company's profitability will be dependent upon the market acceptance of these products and the Company's ability to improve these products and develop additional products to meet consumer approval.

         SUPPLY, CAPACITY AND DISTRIBUTION CONSTRAINTS. In order for the Company to successfully market its products, the Company must be able to timely fill orders for its sales distributions as well as supplying its licensees with the SOLTRON concentrate. Additionally, the licensees will have to likewise timely meet their order demands. The ability of the Company and its licensees to timely meet their supply requirements will depend on numerous factors including their ability to successfully establish an effective distribution network and to maintain adequate inventories and the ability of the Company's sole supplier to adequately produce the SOLTRON product in volumes sufficient to meet demand. Failure of the Company and its licensees to adequately supply product to retailers or of the Company's supplier to adequately produce product to meet demand could materially adversely impact the operations of the Company.

         DEPENDENCE UPON RAW MATERIALS AND SUPPLIERS. The SOLTRON concentrate will be subject to price fluctuations based upon supply and demand of such product. In addition, because the product is produced in Japan, fluctuations of the relative value of the yen and dollar could adversely affect the cost of the product to the Company. The Company's sole supplier of its SOLTRON product is Neway Japan K.K. Interruption of the Company's product supply could result from several factors, such as disruption of supply of raw product, work stoppages, strikes or other labor difficulties, changes in governmental or international regulations or natural or man caused disasters occurring with respect to its supplier. Any increase of costs of the Company's raw products or disruption of its supplier could severely affect the Company's business operations.

         RELIANCE ON MANAGEMENT; LIMITED PERSONNEL. The Company is highly dependent on the services of its executive officer, James H. Hirst. Mr. Hirst is not subject to an employment agreement and the Company does not maintain any key man life insurance on Mr. Hirst. The loss of the services of Mr. Hirst or the inability to attract or retain alternative or additional qualified personnel will have a materially adverse affect on the Company. Attracting and retaining qualified personnel is critical to the Company's business plan. No assurances can be given that the Company will be able to retain or attract such qualified personnel or agents, or to successfully implement its business plan.

         CAPITAL REQUIREMENTS. The Company anticipates that additional funding will be required to meet management's growth objectives and fully implement its business plan. The Company may seek additional debt or equity financing through banks, other financial institutions, companies or individuals. No assurance can be given that the Company will be able to obtain any such additional equity or debt financing on satisfactory terms or at all. No assurance can be given that any such financing, if obtained, will be adequate to meet the Company's needs for the foreseeable future. If the Company is not able to successfully obtain sufficient capital, the Company's ability to continue as a viable business enterprise will be substantially impaired.

         MANAGEMENT OF GROWTH. The Company anticipates rapid growth in the future if its marketing efforts are successful. In such event it will require effective management and resources. This growth, if achieved, will place significant strains on the Company's financial, managerial and other resources. Failure to effectively manage growth could have a materially adverse effect on the Company's business and profitability.

         SEASONAL FLUCTUATIONS. The Company's limited experience suggests that a greater demand for its SP34E product will occur in summer months, which is anticipated to result in more revenues in the Company's third and fourth fiscal quarters ending June 30 and September 30, respectively. Fluctuations in quarterly operating results may impact the market for the Company's Common Stock and result in high volatility the price of the Company's Common Stock.

         COMPETITION. The markets for fuel additives and refrigerant gases are highly competitive. The Company believes that its products can compete and that its management's qualifications will enable it to compete effectively. There is no assurance that the Company's business plan can be successfully implemented. The Company will compete with established manufacturers and distributors that have developed brand recognition, many of which will have significantly greater operating history, name recognition and resources than the Company. Other companies and vendors may also enter into competition with the Company as a result of the Company's increased marketing efforts. The lack of financial strength of the Company may be a negative factor for the Company's ability to penetrate its product markets even if the Company's products are superior.

         LIMITED PATENT AND PROPRIETARY INFORMATION PROTECTION. The Company believes that the proprietary processes used in production of its products does not infringe on the proprietary rights of others. In the event that the Company's products infringe the patent or proprietary rights of others, the Company may be required to modify its process or obtain a license. There can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions or at all. The failure to do so would have a material adverse effect on the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to prosecute or defend a patent infringement or proprietary rights action.
Moreover, if any of the Company's products infringe patents or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which could have a material adverse effect on the Company. The Company also relies on proprietary know-how and confidential information and employs various methods to protect the processes, concepts, ideas and documentation associated with its proprietary rights. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such processes, concepts, ideas and documentation. Although the Company requires all of its employees to sign non-disclosure, non-competition and inventions agreements, there can be no assurance that such agreements will be enforceable or will provide meaningful protection to the Company. There can be no assurance that the Company will be able to adequately protect its trade secrets or that other companies will not acquire information that the Company considers proprietary. Moreover, there can be no assurance that other companies will not independently develop know-how comparable to or superior to that of the Company.

         PRODUCT ACQUISITION AGREEMENT. The Company's rights to a substantial portion of its product lines are dependent upon its rights under the product acquisition agreements with and the rights of Dominion Capital with respect to its SOLTRON and SP34E products and the process, formulae and other proprietary rights related to such products. Any termination or impairment of the rights of Dominion Capital to such proprietary rights or to the rights of the Company under the agreements would materially adversely affect the Company. Additionally, the Company's rights to the products under the agreements are limited to a term of five years, each of which are extendable for an additional five years.

         NEED FOR  ADDITIONAL  DEVELOPMENT  OF  CERTAIN  PRODUCTS.  The  Company
believes that development work on its SOLTRON and SP34E products is substantially complete. However, testing of these products in the United States has been limited. The Company anticipates that its future research and development activities combined with experience gained from commercial production and use of the SOLTRON and SP34E products could result in the need for further refinement and development. There can be no assurance that unforeseen circumstances will not require expensive additional development of the Company's products and their applications. In addition, the Company may in the future need to make improvements in its product line in order for such products to remain competitive.

         ADEQUACY OF PRODUCT LIABILITY INSURANCE. The use of the Company's products entails inherent risks of adverse effects that could expose the Company to product liability claims. Product liability claims could have a material adverse effect on the business and financial condition of the Company. While the

Company has obtained $5,000,000 in product liability insurance, there can be no assurance that the Company will be able to maintain such product liability insurance on acceptable terms or if maintained that such insurance will provide adequate coverage against all potential claims.

         CONTROL BY EXISTING SHAREHOLDERS/FOREIGN SHAREHOLDERS. The Company's principal shareholder, Dominion Capital, and its affiliates own or control a substantial voting block of the Company's outstanding Common Stock. As a result, these shareholders, when acting together, would be able to effectively control matters requiring approval by the shareholders of the Company, including the election of the Company's Board of Directors.

         Dominion Capital is domiciled in Australia and one other shareholder holding more than five percent of the Company's outstanding stock is domiciled in the Channel Island of Guernsey. If the Company or a shareholder were to bring legal action against any of these shareholders, the domicile of these shareholders in foreign jurisdictions may result in the Company or a shareholder being unable to cause the foreign shareholders to be subject to the jurisdiction of a court in the United States. While a shareholder may be able to proceed against a foreign shareholder in the jurisdiction of that shareholder's domicile, such suits may be prohibitively expense and such jurisdictions may not recognize claims or provide remedies similar to United States courts.

         INTERNATIONAL TRADE. The Company anticipates engaging in sales in both Canada and Mexico and will import SOLTRON concentrate from Japan. Currency fluctuation and other normal risks of conducting business internationally, including regulatory changes and requirements, fluctuating exchange rates, tariffs and other barriers, management difficulties, potentially adverse tax consequences and potentially difficult legal enforcement and collection problems could have a materially adverse impact on the financial condition of the Company.

         ILLIQUIDITY AND LACK OF PUBLIC MARKET. At the present time there is only a limited public market for any of the Company's securities through its listing on the OTC Bulletin Board. The Company intends to list its Common Stock on the NASDAQ SmallCap Market when the applicable listing criteria is satisfied. The Company also is seeking to attract additional qualified broker/dealers to make a market in its Common Stock. There can be no assurance that an active trading market in the Company's Common Stock will develop or be sustained. If a market for the Company's Common Stock does develop, the market price of the Common Stock may be highly volatile. Any broker/dealer that makes a market in the Company's securities may have a significant influence over the market for the Company's Common Stock, if such market develops, and the price and liquidity of the Common Stock may be affected by the degree of participation of any person in such market. Even if a market develops, there can be no assurance that all market making activity may cease at any time. As a result, purchasers of the Company's Common Stock may be unable to liquidate their investment readily or at all.

         SECURITIES LAW COMPLIANCE. The Company has been involved in complex transactions and in offerings of securities which may have associated compliance defects by the Company or one or more of its shareholders. Current management has been involved with the Company since November 1996. While management is not aware that the Company has failed to comply with applicable rules and regulations, because management lacks full knowledge of all terms and conditions of securities offerings by the Company prior to November 1996, no assurances can be made that all such prior transactions were in complete compliance with applicable federal and state securities laws or that a claim with respect to non-compliance will not be made. Costs may be incurred by the Company to defend any claim of non-compliance and the Company may be required to offer rescission rights with respect to sales of its securities which would severely affect the operations and financial condition of the Company.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion should be read in conjunction with the Company's consolidated financial statements and related notes included herein. Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon assumptions about future conditions that could prove to be inaccurate. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements.

         The Company's ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of the Company's products and services, regulatory approvals and developments, economic conditions, the impact of competition and pricing, and other factors affecting the Company's business that are beyond the Company's control.

         The Company undertakes no obligation and does not intend to update, revise or otherwise publicly release the result of any revisions to these forward-looking statements that may be made to reflect future events or circumstances.

RESULTS OF OPERATIONS

         Management anticipates a material rise in revenue, during the next fiscal year, as a result of the contracted performance required under existing Master License Agreements and from sales in the Company's corporate territory. During the past year sales were entirely related to the sale of licenses and costs were related to organization of the corporate offices and business plan; organization and production of licensing agreements and related materials; identification and qualification of territory licensees; locating, leasing, permitting and equipping the Phoenix production facility; financing and investor relations activities; technology transfer and requisite trademark, service mark and product registrations.

THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THREE MONTHS ENDED JUNE 30, 1997.

         Revenues for the three months ended June 30, 1998, were $25,802 as compared to no revenue for the three months ended June 30, 1997. The $25,802 of revenues resulted from sales of SOLTRON product and SOLTRON enzyme concentrate. General and administrative costs for the three months ended June 30, 1998, were $546,179 as compared to $81,696 for the same period ending June 30, 1997. The

569% increase was mainly a result of management's increased activities, including devoting substantial efforts to defining and implementing its business plan, finalizing a comprehensive licensing agreement and finalizing the SP34E product rights acquisition.

         At June 30, 1998, the Company had a positive working capital of $5,288,183 as compared to a positive working capital of $458 at June 30, 1997. The increase in working capital was primarily due to a private placement of the Company's Common Stock and the sale of two license territories. Operating activities for the three months ended June 30, 1998 utilized cash of $386,910 as compared to $54,619 for the same period ended June 30, 1997. The increased utilization of cash resulted primarily from the expansion of the Company's territory licensing activity, systems development and establishment of the corporate manufacturing and distribution facility in Phoenix, Arizona.

         Cash flow of $229,111 was provided from shareholder advances, placement of the Company's Common Stock and the sale of two licenses during the three months period ended June 30, 1998 as compared to negative cash flow of $465,360 for the three months period ended June 30, 1997 which resulted from repayment of shareholder advances.

         As of June 30, 1998 the Company had no material commitments for capital expenditures. For the three months period ended June 30, 1998, the Company had a net loss of $520,530 compared to a net loss of $81,696 for the three months period ended June 30, 1997. For the same period in 1997, no revenues were generated with operating expenses being incurred in the amount of the net loss.

         YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997. Revenues for the year ended March 31, 1998, were $240,000 as compared to no revenue for the year ended March 31, 1997. All of the revenues for 1998 resulted from deposits received from sales of territorial licenses. General and administrative costs for the year ended March 31, 1998, were $1,065,379 as compared to $895,379 for the same period ending March 31, 1997. The 19% increase was mainly a result of expansion of the Company's territory licensing activity, development of managerial and accounting systems and establishment of the corporate production and distribution facility in Phoenix, Arizona.

         At March 31, 1998, the Company had a positive working capital of $3,041,658, as compared to a positive working capital of $437 at March 31, 1997. The increase in working capital was primarily due to a private placement of the Company's Common Stock and the sale of two licensed territories.

         Cash flow of $584,106 was provided from shareholder advances, placement of the Company's Common Stock and the sale of two licenses for the year ended March 31, 1998 as compared to $465,361 for the year ended March 31, 1997 which was provided by shareholder advances.

         As of March 31, 1998 the Company had no material commitments for capital expenditures. For the year ended March 31, 1998, the Company incurred net losses of $823,158 compared to a net loss of $1,349,026 for the year ended March 31, 1997, which contributed to net cash used in operating activities of $290,332 and $859,664 for each of the years ended March 31, 1998 and 1997 respectively.

         SEASONALITY. Sales of the Company's SP34E product may be subject to higher volumes in the summer months resulting in higher revenues in the Company's first and second fiscal quarters. However, no pattern of sales volumes has yet been established.

         IMPACT OF INFLATION. The Company does not believe that inflation will have any material impact on its commercial activities for the ensuing year as its products do not fall under categories that are traditionally affected.

         YEAR 2000 COMPLIANCE. Management has utilized the latest versions of recognized computer software and therefore believes it will not encounter any of the computer software problems contemplated or predicted to occur at the entrance into the year 2000.

         OUTLOOK. The year ended March 31, 1998 was a year of organization and planning for the Company as it devoted its focus to defining and implementing its corporate plan; finalizing a comprehensive and workable Master License Agreement; identifying, negotiation and execution of Master License Agreements with qualified licensees; negotiation and finalization of financing; and the negotiation and finalization of the SP34E product rights acquisition.

         Management foresees that implementation of the marketing plan at the corporate level and by all licensees will result, by the end of the 1999 fiscal year, in increased revenues and product acceptance. An important milestone will be acceptance of the product by any one of the tier one participants (100 million gallons of fuel consumed per annum) in the North American transport industry. Sale of the remaining licensed territories and development of the corporate Marine Division are also anticipated to enhance revenues and corporate development. The introduction of SP34E and other environmentally friendly products are expected to increase revenues and diversify its product line.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company leases approximately 1,400 square feet of office space utilized as its corporate offices at 7309 East Stetson Drive, Suite 102, Scottsdale, Arizona 85251. The lease is for a term through June 30, 2001, with current monthly rental payments of $1,845 that increases to approximately $1,960 per month in March 1999.

         The Company also leases approximately 12,000 square feet of space at 4247 West Adams, Suite 2, Phoenix, Arizona 85009 that is utilized as its corporate manufacturing, warehousing and distribution plant and as a corporate territory sales office. Monthly lease payments are approximately $4,900 and the lease expires on September 14, 2002. The Company has exercised an option to purchase the building for $639,000. The Company is in the process of arranging permanent financing for the purchase. The purchase is anticipated to be completed in March 1999.

         The Company leases an approximate 2.25-acre production facility in Elkhart, Indiana. The property improvements include an approximate 10,000 square foot warehouse and sufficient outside area to accommodate an SP34E tank farm and production area with an annual capacity of 20,000 tons of finished product. The lease is for a term through May 31, 2003 and monthly rental payments are $2,500 through the term. The Company intends to sublease 3,500 square feet of the warehouse space to the Solpower Great Lakes and Solpower Southeast licensees for SOLTRON production.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of September 30, 1998, the ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each officer and director individually, and all officers and directors as a group. The Company has been advised that each person has sole voting and investment power over the shares listed below unless otherwise indicated.

   NAME AND ADDRESS                          AMOUNT AND NATURE        PERCENT OF
OF BENEFICIAL OWNERSHIP                        OF OWNERSHIP            CLASS(1)
-----------------------                        ------------            --------

Fraser M. Moffat III                                    0                  0%
18 Lake Avenue
Montrose, Pennsylvania

James H. Hirst                                        100                 (2)
7309 East Stetson Drive
Scottsdale Arizona

R.L. (Beau) Van Deren                                 100                 (2)
3330 East Colter Street
Phoenix, Arizona 85018

Jerry W. Goddard                                  135,000(3)             0.6%
7309 East Stetson Drive
Scottsdale Arizona

Naoya Yoshikawa                                       100                 (2)
2-16-42 Takanawa
Minato-Ku, Japan

Angelus Inc.(4)                                 8,000,000(5)            29.2%
Suite IA Hirzel Court
Hirzel Street, St. Peter Port
Guernsey, Channel Islands  GY1 2NN

Peter Voss                                      8,494,950(6)            35.9%
Level 11, Dominion Building
533 Little Lourdale Street
Melbourne, Victoria 3000
Australia

Dominion Capital Pty. Ltd.(6)(7)                7,114,650               30.4%
3 Hewitt Street,
Cheltenham, Australia

All Directors and Officers                        135,300                0.6%
As a Group (5 persons)

----------
(1) Based upon 23,391,560 shares of Common Stock being issued and outstanding on September 30, 1998.
(2)  Less than 0.1%.
(3) Includes 100,000 shares held by an entity associated with Jerry W. Goddard over which he has an exercisable control.
(4) The beneficial owners of this entity are unknown to the Company's management and are not known to be affiliated with any other officers, directors or principal shareholders of the Company.

(5) Includes 4,000,000 shares of Common Stock issued and outstanding, 2,000,000 shares purchasable by exercise of an a warrant on or before January 7, 1999 at $1.50 Per share and 2,000,000 shares purchasable by exercise of a B Warrant on or before January 7, 2000 at $3.00 Per Share. As of September 30, 1998, Angelus, Inc. had paid a total of $1,700,000 and owed the Company an additional $300,000 for the 4,000,000 shares held by it which are currently issued and outstanding.
(6) Mr. Peter Voss holds 100 shares directly and controls Dominion Capital Pty. Ltd which holds 7,114,650 shares and A1 Financial Planners Pty. Ltd. Which holds 980,200 shares. The total reflected includes 300,000 shares held by Mr. Voss' wife and two adult children and in which Mr. Voss disclaims all beneficial interest and 100,000 shares subject to purchase options at $3.00 Per share held by Dominion Capital Securities, Inc., an entity controlled by Mr. Voss.
(7) Dominion Capital has been granted options to purchase up to an additional 750,000 shares of Common Stock at prices ranging from $2.50 To $5.00 per share upon Soltron sales revenues attaining certain levels. These options have not vested, are not exercisable until vested and are not included in the total above.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and executive officers of the Company, their ages and positions held in the Company are as follows:

NAME                              AGE             POSITIONS HELD(1)
----                              ---             -----------------
Fraser M. Moffat III              69              Director & Chairman
James H. Hirst                    51              Director, President & CEO
R.L. (Beau) Van Deren             50              Director & Secretary/Treasurer
Jerry W. Goddard                  58              Director
Naoya Yoshikawa                   52              Director

(1) All current directors serve until the next annual shareholders meeting or their earlier resignation or removal.

         FRASER M. MOFFAT III joined the Company as a Director and Chairman of the Board in May 1998. Since 1995, Mr. Moffat has primarily managed his personal investments. From January 1985 through February 1995, Mr. Moffat was First Vice President of Institutional Sales at Lehman Brothers, Inc. Hamburg, Germany office. From October 1971 to December 1984, Mr. Moffat was a Vice President at Merrill Lynch Pierce & Fenner. Previously, Mr. Moffat served in the United States Navy from 1953 to 1956 where he attained the rank of Lieutenant Commander. Mr. Moffat graduated from Williams College in 1951 with a BA degree.

         JAMES H. HIRST has served as Chief Executive Officer of the Company since September 1997, and a Director and President since May 1998. As Chief Executive Officer and President of the Company, Mr. Hirst is responsible for all Company operations, licensing arrangements, product sales and marketing and devotes approximately 40-50 hours per week to those activities and is the only officer currently devoting full time to the business of the Company. Mr. Hirst has served as President of Mesquite Management Ltd. from March 1986 to present where he has provided consulting services to early stage companies in connection with their operations, financial information systems and legal compliance. In performing his consulting services, Mr. Hirst served as a director of Rock Resources Inc. from November 1996 to October, 1998, as director and President of Consolidated Bahn Foods Ltd. from April 1998 to present, as a vice president from January 1991 to 1996 and President to October 1996 of Parisco Foods Limited, as the Chief Executive Officer from January 1991 to 1997 and director from November 1997 to October 1998 of Global Tree Technologies, Inc., as a director of Consolidated Shoshoni Gold Inc. from August 1996 to August 1997, as the president and director of Consolidated Newgate Resources Ltd. from October 1990 to May 1992 and as the president and director of Yuma Gold Mines Ltd. from October 1990 to August 1994. From 1966 to 1980, Mr. Hirst was a member of the Royal Canadian Mounted Police - Commercial Crime Section. Mr. Hirst attended the Canadian Police College, Ottawa, Ontario, Canada in 1980 and completed the Computer Crime Investigation Course and Senior Investigators Course. He achieved

Sergeant after only 13 years of service and in 1981 resigned to establish his private consulting business. In 1979, Mr. Hirst graduated with a Bachelor of Commerce (Accounting and Management Information Systems) from the University of British Columbia.

         R.L. (BEAU) VAN DEREN has served as Director as well as the Company's Secretary and Treasurer since December 1, 1998. Mr. Van Deren has been the Managing Director - Corporate Development for Dominion Capital Pty Ltd., an affiliate of the Company, since November 8, 1998, and has undertaken his role with the Company while also an employee of Dominion Capital. From 1992 until December 1998, Mr. Van Deren was primarily involved in advising emerging businesses and real estate operators and investors as a financial advisor along with practicing law and accounting on a limited basis. From 1991 to 1992, Mr. Van Deren was the Chief Financial Officer and General Counsel of MaxiCare, Inc., a seller of medical products and Medicare billing services to nursing homes. Prior to 1992, Mr. Van Deren practiced tax and corporate law with the law firm of Scult, Lazarus & French, P.C. in Phoenix, Arizona after practicing public accounting with the Phoenix offices of Laventhal & Horvath and Touche, Ross & Co. Mr. Van Deren received a Juris Doctorate in 1976 and a Bachelor of Science - Business Administration in 1973 from the University of Arizona.

         JERRY W. GODDARD has served as Director of the Company since November 1996. Mr. Goddard has been the Managing Director of Prime Mortgage Group Limited (Australia) from 1991 to present and is directly responsible for the implementation of strategies including fund raising and marketing of the group's products to the financial community. Mr. Goddard has served as director of Golden Triangle Resources Ltd., an Australian mining company from 1994 through present.

         NAOYA YOSHIKAWA has served as Director of the Company since November 1996. Mr. Yoshikawa served as President of Crest Japan Inc. from 1987 to present. Mr. Yoshikawa has served as a director of several companies in the past decade, including the Japan - America Friendship Association from 1989 to present, Japan Environmental Protection Organization from 1991 to present. Mr. Yoshikawa also served as Chief Executive Officer of Dominion Capital Japan Ltd. from 1996 to present. In his capacity as General Manager and Chief Executive Officer of Dominion Capital Japan Ltd., Mr. Yoshikawa represents Solpower Australia Pty. Ltd. and SOLTRON operations in Japan. Mr. Yoshikawa has a Masters Degree in Economics and Business Administration and is Honorary Professor of the University of Mindanao for Environment and Protection, as well as holding the position of President of the Association of Clean Air Devices.

ITEM 6. EXECUTIVE COMPENSATION

         The following table reflects all forms of compensation for services to the Company for the fiscal years ended March 31, 1998, 1997 and 1996 for the Chief Executive Officer of the Company. No officer of the Company received salary or bonus in excess of $100,000 for any of these fiscal years.

                           SUMMARY COMPENSATION TABLE
                                                                  LONG
                                ANNUAL COMPENSATION         TERM COMPENSATION
                              ----------------------------- -----------------
                                                   OTHER         STOCK
                              FISCAL               ANNUAL       OPTIONS
NAME AND PRINCIPAL POSITION    YEAR    SALARY   COMPENSATION    (SHARES)
---------------------------    ----    ------   ------------    --------
James H. Hirst                 1998      --      $58,333(1)    300,000(2)
Chief Executive Officer        1997      --           --            --
                               1996      --           --            --
----------
(1) During the fiscal year ended March 31, 1998, Mr. Hirst acted as a consultant to the Company for the compensation stated.
(2) The options have not yet vested and have been allotted pursuant to an option plan with requisite vesting requirements to be achieved.

OPTION GRANTS

     The following table sets forth information regarding the grant and exercise of options to the Company's executive officers for the fiscal year ended March 31, 1998.

                        OPTION GRANTS IN FISCAL YEAR 1998

                NUMBER OF SHARES OF       PERCENT OF TOTAL
              COMMON STOCK UNDERLYING    OPTIONS GRANTED TO    EXERCISE ON BASE
     NAME         OPTIONS GRANTED     EMPLOYEES IN FISCAL YEAR   PRICE ($/SH)   EXPIRATION DATE
     ----         ---------------     ------------------------   ------------   ---------------
James H. Hirst        100,000                16.67%                  $1.00       Jan. 30, 2003
                      100,000                16.67%                  $1.75       Jan. 30, 2003
                      100,000                16.67%                  $2.50       Jan. 30, 2003

OPTION EXERCISES AND VALUES

         The following table sets forth information regarding the exercise and values of options held by the Company's executive officers as of March 31, 1998.

                          AGGREGATE OPTION EXERCISES IN
               LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                   VALUE OF
                                                NUMBER OF         UNEXERCISED
                                               UNEXERCISED       IN-THE-MONEY
                                               OPTIONS AT         OPTIONS AT
                    SHARES                   MARCH 31, 1998      MARCH 31, 1998
                  ACQUIRED ON    VALUE        EXERCISABLE/       EXERCISABLE/
    NAME           EXERCISE     REALIZED      UNEXERCISABLE      UNEXERCISABLE
    ----           --------     --------      -------------      -------------
James H. Hirst         0            0           0/300,000          0/$300,000

EMPLOYMENT AGREEMENTS

The Company has no employment agreements with its executive officers.

DIRECTOR COMPENSATION

All authorized out-of-pocket expenses incurred by a Director on behalf of the Company are subject to reimbursement. The Company has agreed to compensate all of the directors in the amount of $500 per month commencing July 1, 1998.

STOCK OPTION PLAN

         In November 1997, the Board of Directors adopted a Stock Option and Incentive Plan (the "PLAN"), which the shareholders approved on November 22, 1997. The purpose of the Plan is to provide a means through which the Company may attract able persons to enter the employ of and provide services for the Company and to provide a means whereby those persons upon whom the responsibilities for the successful administration and management of the Company rest, and whose present and potential contributions to the welfare of the Company are of importance, can acquire and maintain an ownership interest, thereby strengthening their commitment to the welfare of the Company and the desire to remain in the employ or service of the Company. A further purpose of the Plan is to provide such persons with additional incentive and reward opportunities designed to enhance the profitable growth of the Company. So that the appropriate incentive can be provided, the Plan provides for granting options, incentive stock options, stock appreciation rights, restricted stock awards, performance shares and dividend equivalents, or any combination of the foregoing. As of July 1, 1998, 1,200,000 stock options had been granted under the Plan at exercise prices ranging from $1.00 to $7.00 per share.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On November 4, 1996 the Company entered into an Acquisition Agreement with Dominion Capital for the acquisition of the exclusive manufacturing, distribution, marketing and sales rights in North America to the product SOLTRON. The original term of the original agreement was for five years and provided that the Company issue 5,000,000 shares of its Common Stock, issue preferred stock and grant certain options to Dominion Capital as consideration for such rights. On November 22, 1997 the Company renegotiated the terms of the Acquisition Agreement to extend its term for an additional five year period and eliminate the option and preferred share issuance granting to Dominion Capital. The amended agreement provided that options and performance bonuses would be payable to Dominion Capital as follows: (i) upon gross sales for SOLTRON equaling $10,000,000, Dominion Capital has the option to purchase 100,000 shares at $2.50 per share, plus a cash performance bonus of $400,000; (ii) upon gross sales for SOLTRON equaling $20,000,000, Dominion Capital has the option to purchase 150,000 shares at $3.50 per share, plus cash performance bonus of $400,000; (iii) upon gross sales for SOLTRON equaling $50,000,000 Dominion Capital has the option to purchase 250,000 shares at $4.50 per share, plus cash performance bonus of $500,000; and (iv) upon gross sales for SOLTRON equaling $100,000,000, Dominion Capital has the option to purchase 250,000 shares at $5.00 per share, plus a cash performance bonus of $1,000,000. Effective May 13, 1998 the Company and Dominion Capital agreed to an addendum to the Acquisition Agreement of November 4, 1996 by allowing the Company, on a first right of refusal basis, an interest in all other territories, except Japan, where SOLTRON and other products and services area currently being commercialized by the Dominion Capital, on terms and conditions to be negotiated on a product by product and a territory by territory basis.

         On November 4, 1996, the Company issued 3,520,000 shares of Common Stock to Dominion Capital at a price of $0.125 per share. On April 1, 1997, the Company issued 4,160,000 shares of Common Stock to Dominion Capital in exchange for cancellation of advances payable to Dominion Capital in the amount of $520,000.

         On June 17, 1998 the Company and Dominion Capital entered into a second Acquisition Agreement for the acquisition of the exclusive manufacturing, distribution, marketing and sales rights in North American to the product SP34E. The Company agreed to issue 6,000,000 shares of its Common Stock and pay a royalty of $2.25 for each kilogram of SP34E sold in the Company's territory. The term of the Acquisition Agreement was for five years with an option renew for an additional five years.

         On July 1, 1998 the Company entered into a Client Service Agreement with Dominion Capital Securities, Inc., ("DCSI") an Arizona corporation, for the provision of all investor and corporate communications services required by the Company. DCSI is wholly-owned by Peter Voss, who also controls Dominion Capital, the principal shareholder of the Company. The term of the agreement is for six months and is renewable for further six month periods. In consideration for DCSI providing the services it will receive $275,000 of which $125,000 is payable in cash and the balance in the form of 50,000 shares of the Company's Common Stock. As further consideration DCSI has been granted an option to buy 100,000 shares of the Company's Common Stock at the exercise price of $3.00 per shares for a period of two years.

         The Company's general policy for entering into transactions with directors, officers and affiliates of the Company that have a financial interest in the transaction is to adhere to Nevada corporate law regarding the approval of such transactions. In general, a transaction between a Nevada corporation and a director, officer or affiliate of the Corporation in which such person has a financial interest is not void or voidable if the interest is disclosed and approved by disinterested directors or shareholders or if the transaction is otherwise fair to the corporation.

ITEM 8.  DESCRIPTION OF SECURITIES

         The following statements with respect to the Company's securities are qualified by and subject to the detailed provisions of the Company's Articles of Incorporation and Bylaws, which are filed as exhibits hereto.

         The Company is authorized to issue up to 30,000,000 shares of Common Stock, $0.01 par value, of which 23,391,560 shares are issued and outstanding and 5,000,000 shares of preferred stock, $0.001 par value, undesignated as to class, powers, designations, preferences, limitations, restrictions or relative rights of which none are issued and outstanding. The Board of Directors of the Corporation is authorized to fix and determine any class or series of preferred stock and the number of shares of each class or series and to prescribe the powers, designations, preferences, limitations, restrictions and relative rights of any class or series established, all by resolution of the Board of Directors and in accordance with Section 78.1955 of the Nevada Revised Statutes, as the same may be amended and supplemented.

         The Company has issued 2,000,000 A Warrants exercisable at $1.50 per share that expire on January 7, 1999, and 2,000,000 B Warrants exercisable at $3.00 per share that expire on January 7, 2000. The Company also granted certain warrants, subject to vesting requirements, to Dominion Capital pursuant to the SOLTRON Acquisition Agreement to purchase up to 750,000 shares of the Company's Common Stock at prices ranging from $2.50 to $5.00 per share. Under its Stock Option Plan the Company has granted options to acquire a total of 1,200,000 shares, subject to certain vesting requirements, at the exercise prices ranging from $1.00 to $7.00 per share. The vesting requirements for the Warrants granted to Dominion Capital and the options granted under the Stock Option Plan have not been satisfied and neither these Warrants nor the options can be exercised until the vesting requirements are satisfied.

         All holders of Common Stock are entitled to one vote per share on any matter coming before the stockholders for a vote, unless the matter is one upon which by express provision of law a different vote is required. The Common Stock does not have cumulative voting rights, which means that holders of more than 50% of the shares can elect all the directors. Each holder of Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights with respect to the Common Stock. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "SLPW." The following table sets forth the quarterly high and low bid prices per share for the Common Stock, as reported by the OTC Bulletin Board. On March 31, 1998, there were approximately 350 beneficial holders of the Common Stock.
                                                      HIGH      LOW
                                                      ----      ---
         1996     Quarter ended March 31, 1996          (1)       (1)
                  Quarter ended June 30, 1996(2)     $5.75     $4.00
                  Quarter ended September 30, 1996   $5.109    $1.25
                  Quarter ended December 31, 1996    $1.25     $0.25

         1997     Quarter ended March 31, 1997       $1.75     $1.125
                  Quarter ended June 30, 1997        $1.50     $1.50
                  Quarter ended September 30, 1997   $0.4062   $0.4062
                  Quarter ended December 31, 1997    $0.625    $0.625

         1998     Quarter ended March 31, 1998       $2.75     $2.625
                  Quarter ended June 30, 1998        $3.50     $2.25
                  Quarter ended September 30, 1998   $2.687    $1.375
----------
(1)  No data available.
(2)  First report is May 30, 1996.

         The Company has not paid, and the Company does not currently intend to pay cash dividends on its Common Stock in the foreseeable future. The current policy of the Company's Board of Directors is to retain all earnings, if any, to provided funds for operation and expansion of the Company's business.

         The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategies, among others.

ITEM 2. LEGAL PROCEEDINGS

         The Company is not currently a party to any pending litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On November 4, 1995, the Company issued 4,000,000 shares of Common Stock to 16 persons in exchange for control of Quantum Motion, Inc., a Colorado corporation. Current management is unaware of all facts and circumstances of the issuance, but believes the Company relied upon the exemption from registration of the shares issued in this transaction afforded by Section 4(2) of the Securities Act.

         On November 4, 1995, the Company issued 4,000,000 shares of its Common Stock, at the issue price of $0.125 per share, to 24 persons in exchange for a note receivable in the amount of $500,000. Current management is unaware of all facts and circumstances of the issuance, but believes the offering was exempt from registration under Rule 504 of Regulation D and Section 4(2) of the Securities Act.

         On April 19, 1996, the Company issued 1,600,000 shares of its Common Stock to Philmont A.V.P., at the issue price of $5.00 per share, in exchange for a promissory note in the amount of $8,000,000. This offering was made in reliance upon the exemption from registration provided under Regulation S of the Securities Act. On June 12, 1996 the 1,600,000 shares issued to Philmont A.V.P. were cancelled for non-payment.

         On November 4, 1996, the Company acquired the North American manufacturing, marketing, distribution and sales rights to the Solpower product SOLTRON in exchange for the issuance of 5,000,000 shares of its Common Stock to Dominion Capital. The Company relied upon the exemption from registration of the shares issued in this transaction afforded by Section 4(2) of the Securities Act.

         On November 4, 1996, the Company issued 3,520,000 shares of its Common Stock, at $0.125 per share, to Dominion Capital, in exchange for a promissory note in the amount of $440,000. This offering was conducted by the Company and was made in reliance upon the exemption from registration provided under Rule 504 of Regulation D.

         On April 1, 1997, the Company issued 4,160,000 shares of its Common Stock, at $0.125 per share, to Dominion Capital, in exchange for cancellation of advances payable to Dominion Capital in the amount of $520,000. This offering was conducted by the Company and was made in reliance upon the exemption from registration provided under Rule 504 of Regulation D.

         On January 7, 1998, the Company issued 4,000,000 shares of its Common Stock, 2,000,000 A Warrants and 2,000,000 B Warrants to Angelus, Inc., for $2,000,000. Each A Warrant entitles the holder to acquire a share of Common Stock at $1.50 per share on or before January 7, 1999. Each B Warrant entitles the holder to acquire a share of Common Stock at $3.00 per share on or before January 7, 2000. This offering was made in reliance upon the exemption from registration provided under Regulation S of the Securities Act.

         On June 17, 1998, the Company agreed to issue 6,000,000 shares of its Common Stock to Dominion Capital and its assigns in exchange for the sales, distribution and marketing rights in North America to SP34E. The shares have not yet been issued, but are required to be issued with the agreement of the Company to register such shares after issuance.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation of the Company eliminate the personal liability of the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of the State of Nevada (the "NEVADA CORPORATION LAW"). In addition, the Articles provide that the Company shall, to the fullest extent permitted by the Nevada Corporation Law, indemnify any and all persons that it has the power to indemnify thereunder from and against any and all expenses, liabilities or other matters referred to in or covered by the Nevada Corporation Law. The Articles further provide that the indemnification provided therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise. The Bylaws of the Company also provide for indemnification to the fullest extent permitted by the Nevada Corporation Law.

                                    PART F/S

                                      INDEX

     Independent Auditors' Report............................................ 26

     Balance Sheet at March 31, 1998 and 1997................................ 27

     Statement of Operations for the Years Ended
     March 31, 1998, 1997 and 1996........................................... 28

     Statement of Stockholders' Equity for the Period
     From Inception (June 7, 1982) Through March 31, 1998.................... 29

     Statement of Cash Flows for the Years Ended
     March 31, 1998, 1997 and 1996........................................... 32

     Notes to the March 31, 1998 and 1997
     Financial Statements.................................................... 34

     Balance Sheet at June 30, 1998 (Unaudited) and March 31, 1998........... 47

     Statement of Operations for the Three Months Period Ended
     June 30, 1998 and 1997 (Unaudited)...................................... 48

     Statement of Cash Flows for the Three Months Period Ended
     June 30, 1998 and 1997 (Unaudited)...................................... 49

     Notes to the June 30, 1998 and 1997 Financial Statements (Unaudited).... 50

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Solpower Corporation
Scottsdale, Arizona 85251

We have audited the accompanying balance sheet of Solpower Corporation (the Company), as of March 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years ended March 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended March 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

/s/ Clancy & Co.

Clancy and Co., P.L.L.C.
Phoenix, Arizona
July 22, 1998

                              SOLPOWER CORPORATION
                                  BALANCE SHEET
                             MARCH 31, 1998 AND 1997

                                     ASSETS
                                                        1998           1997
                                                     -----------    -----------
Current Assets
 Cash                                                $   183,842    $       437
 Inventory (Note 3)                                      101,906              0
 License Fee Receivable (Note 4)                       2,160,000              0
 Stock Subscription Receivable (Note 5)                  600,000              0
 Prepaid Expenses                                          2,917              0
                                                     -----------    -----------
Total Current Assets                                   3,048,665            437

Property and Equipment, Net (Note 6)                     131,942         49,050

Other Assets
 Marketing Rights (Note 7)                               358,333        458,333
 Security Deposits                                        14,422          2,162
                                                     -----------    -----------
Total Other Assets                                       372,755        460,495
                                                     -----------    -----------

Total Assets                                         $ 3,553,362    $   509,982
                                                     ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts Payable                                    $     2,432              0
 Capital Lease Obligation,
  Current Portion (Note 8)                                 4,575              0
 Income Taxes Payable (Note 9)                                 0              0
                                                     -----------    -----------
Total Liabilities                                          7,007              0

Long Term Liabilities
 Capital Lease Obligation, Noncurrent
  Portion (Note 8)                                         5,167              0
 Advances Payable, Related Party (Note 10)                39,725        465,361
 Deferred Revenue                                      2,160,000              0
                                                     -----------    -----------
Total Long Term Liabilities                            2,204,892        465,361
                                                     -----------    -----------

Total Liabilities                                      2,211,899        465,361

Commitments and Contingencies (Note 8)
Stockholders' Equity
 Preferred Stock; $0.001 Par Value,
  5,000,000 Authorized; Issued and
  Outstanding, NONE                                         NONE           NONE

 Common Stock; $0.01 Par Value, 30,000,000
  Authorized; Issued and Outstanding,
  17,391,560 Shares at March 31, 1998
  and 9,231,560 Shares at March 31, 1997                 173,916         92,316

 Additional Paid In Capital                            4,220,904      1,782,504

 Less Stock Subscriptions Receivable (Note 5)           (400,000)             0

 Accumulated Deficit                                  (2,653,357)    (1,830,199)
                                                     -----------    -----------
Total Stockholders' Equity                             1,341,463         44,621
                                                     ===========    ===========

Total Liabilities and Stockholders' Equity           $ 3,553,362    $   509,982
                                                     ===========    ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                              SOLPOWER CORPORATION
                             STATEMENT OF OPERATIONS
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                         For the        For the        For the
                                       Year Ended     Year Ended     Year Ended
                                        March 31,      March 31,      March 31,
                                           1998           1997           1996
                                       -----------    -----------    -----------
Revenues (Note 4)
 Sales                                 $         0    $         0    $    1,995
 License Fees                              240,000              0             0
                                       -----------    -----------    ----------
Total Revenues                         $   240,000              0    $    1,995

Expenses
 General and Administrative              1,065,379        895,379       467,381
                                       -----------    -----------    ----------

Operating Income (Loss)                   (825,379)      (895,379)     (465,386)

Other Income (Expense)
 Interest Income                             3,405              0        19,908
 Interest Expense                           (1,184)             0             0
 Loss From Discontinued Operations               0       (453,647)            0
                                       -----------    -----------    ----------
Total Other Income (Expense)                 2,221       (453,647)       19,908
                                       -----------    -----------    ----------

Net Income (Loss) Before Provision
 For Income Taxes                         (823,158)    (1,349,026)     (445,478)

Provision For Income Taxes (Note 9)              0              0             0
                                       -----------    -----------    ----------

Net Income (Loss) Available to
 Common Stockholders                   $   823,158)   $(1,349,026)   $ (445,478)
                                       ===========    ===========    ==========

Earnings (Loss) Per Common
 Share Equivalents                     $     (0.05)   $     (0.32)   $     (.24)
                                       ===========    ===========    ==========
Weighted Number of Common Shares and
Common Share Equivalents Outstanding    14,982,469      4,261,560     1,882,500
                                       ===========    ===========    ==========

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE PERIOD FROM INCEPTION (JUNE 7, 1982)
                             THROUGH MARCH 31, 1998

                                                                               Retained
                                                                 Additional    Earnings
                                           Common      Stock      Paid In    (Accumulated
                                           Shares      Amount     Capital      Deficit)        Total
                                         ----------  ----------  ----------   ----------    ----------
Inception June 7, 1982
Issuance of Common Stock to Related
 Parties for Cash at $0.01 Per Share     2,579,800      $25,798      $          $             $ 25,798
Issuance of Common Stock to Related
 Parties for Services at $0.01 Per Share    67,700          677                                    677
Loss From Inception (June 7, 1982)
  Through March 31, 1987                                                            (232)         (232)
                                         ---------      -------      ------     --------      --------
Balance, March 31, 1987                  2,647,500       26,475           0         (232)       26,243
Loss, Year Ended March 31, 1988                                                  (10,823)      (10,823)
                                         ---------      -------      ------     --------      --------
Balance, March 31, 1988                  2,647,500       26,475           0      (11,055)       15,420
Contribution to Capital                                               5,645                      5,645
Loss, Year Ended March 31, 1989                                                  (21,065)      (21,065)
                                         ---------      -------      ------     --------      --------
Balance, March 31, 1989                  2,647,500       26,475       5,645      (32,120)            0
Contribution of Capital                                               1,000                      1,000
Loss, Year Ended March 31, 1990                                                     (605)         (605)
                                         ---------      -------      ------     --------      --------
Balance, March 31, 1990                  2,647,500       26,475       6,645      (32,725)          395
Contribution to Capital                                                 100                        100
Loss, Year Ended March 31, 1991                                                     (440)         (440)
                                         ---------      -------      ------     --------      --------
Balance, March 31, 1991                  2,647,500       26,475       6,745      (33,165)           55
Contribution to Capital                                                 300                        300
Loss, Year Ended March 31, 1992                                                   (1,272)       (1,272)
                                         ---------      -------      ------     --------      --------
Balance, March 31, 1992                  2,647,500       26,475       7,045      (34,437)         (917)
Contribution to Capital                                                 500                        500
Loss, Year Ended March 31, 1993                                                     (343)         (343)
                                         ---------      -------      ------     --------      --------
Balance, March 31, 1993                  2,647,500       26,475       7,545      (34,780)         (760)
Contribution to Capital                                                 300                        300
Loss, Year Ended March 31, 1994                                                     (350)         (350)
                                         ---------      -------      ------     --------      --------
Balance, March 31, 1994                  2,647,500       26,475       7,845      (35,130)         (810)
Contribution to Capital                                                 500                        500

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE PERIOD FROM INCEPTION (JUNE 7, 1982)
                             THROUGH MARCH 31, 1998

                                                                                 Retained
                                                                  Additional     Earnings
                                        Common        Stock         Paid In    (Accumulated
                                        Shares        Amount        Capital      Deficit)        Total
                                      ----------    ----------    ----------    ----------    ----------
Loss, Year Ended March 31, 1995                                                       (565)         (565)
                                      ----------    ----------    ----------    ----------    ----------
Balance, March 31, 1995                2,647,500        26,475         8,345       (35,695)         (875)

Issuance of Common Stock for Notes
  Receivable at $.125 Per Share,
  November 4,1995                      1,363,000        13,630       156,745                     170,375

Issuance of Common Stock for Notes
  Receivable at $.125 Per Share,
  November 4, 1995                     2,637,000        26,370       303,255                     329,625

Issuance of Common Stock for
  Marketing Rights at $.10 Per Share,
  December 11, 1995                    4,000,000        40,000       360,000                     400,000

3:1 Reverse Split, February 29,1996   (7,090,000)      (70,900)       70,900                           0

Loss, Year Ended March 31, 1996                                                   (445,478)     (445,478)
                                      ----------    ----------    ----------    ----------    ----------

Balance, March 31, 1996                3,557,500        35,575       899,245      (481,173)      453,647

Issuance of Common Stock for Note
  Receivable at $5.00 Per Share,
  April 19, 1996                       1,600,000        16,000     7,984,000                   8,000,000

Cancellation of Common Stock for Note
  Receivable for Nonperformance,
  June 12, 1996                       (1,600,000)      (16,000)   (7,984,000)                 (8,000,000)

5:1 Reverse Split, October 30, 1996   (2,845,940)      (28,459)       28,459                           0

Issuance of Common Stock in Exchange
  for Promissory Note at $.125 Per
  Share, November 4, 1996              3,520,000        35,200       404,800                     440,000

Issuance of Common Stock for
  Marketing Rights at $.10 Per Share,
  November 4, 1996                     5,000,000        50,000       450,000                     500,000

Loss, Year Ended March 31, 1997                                                 (1,349,026)   (1,349,026)
                                      ----------    ----------    ----------    ----------    ----------

Balance, March 31, 1997                9,231,560        92,316     1,782,504    (1,830,199)       44,621

Issuance of Common Stock Under Reg
 D Private Offering at $.125 Per
 Share in Exchange for Cancellation
 of Advances Made to April 1, 1997     4,160,000        41,600       478,400                     520,000

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE PERIOD FROM INCEPTION (JUNE 7, 1982)
                             THROUGH MARCH 31, 1998

                                                                             Retained
                                                              Additional     Earnings
                                    Common        Stock         Paid In    (Accumulated
                                    Shares        Amount        Capital      Deficit)        Total
                                  ----------    ----------    ----------    ----------    -----------
Issuance of Common Stock Under
 Reg S Placement at $.50 Per
 Share, January  9, 1998           4,000,000        40,000     1,960,000            00      2,000,000

Loss, Year Ended March 31, 1998           00            00            00       823,158        823,158
                                 -----------   -----------   -----------   -----------    -----------

Balance, March 31, 1998          $17,391,560   $   173,916   $ 4,220,904   $(2,653,357)   $ 1,741,463

                 The accompanying notes are an integral part of
                           these financial statements.

                              SOLPOWER CORPORATION
                             STATEMENT OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                   For The        For The        For The
                                                 Year Ended     Year Ended     Year Ended
                                                  March 31,      March 31,      March 31,
                                                     1998           1997           1996
                                                 -----------    -----------    -----------
Cash Flows From Operating Activities:
 Net Income (Loss)                              $  (823,158)   $(1,349,026)   $(445,478)
 Adjustments to Reconcile Net Income (Loss)
  to Net Cash Used In Operating Activities:
 Depreciation and Amortization                      127,477         44,267       27,441
 Other Noncash Items                                520,000        440,000            0
 Changes in Assets and Liabilities:
  (Increase) Decrease in Accounts Receivable              0          1,995       (1,995)
  (Increase) Decrease in License Fee Receivable  (2,160,000)             0            0
  (Increase) Decrease in Inventory                 (101,906)             0            0
  (Increase) Decrease in Prepaid Expenses            (2,917)        16,994      (16,994)
  (Increase) Decrease in Security Deposits          (12,260)        (2,162)           0
  Increase (Decrease) in Accounts Payable             2,432        (11,732)      10,824
  Increase (Decrease) in Deferred Revenues        2,160,000              0            0
                                                -----------    -----------    ---------
 Total Adjustments                                 (532,826)       489,362       19,276
                                                -----------    -----------    ---------
Net Cash Used In Operating Activities              (290,332)      (859,664)    (426,202)

Cash Flows From Investing Activities:
  Capital Expenditures                             (110,369)       (51,650)     (61,000)
  Sale of Equipment and Marketing Rights                  0        433,559            0
                                                -----------    -----------    ---------
Net Cash Flows Provided By (Used In)
 Investing Activities                              (110,369)       381,909      (61,000)

Cash Flows From Financing Activities:
  Proceeds From Issuance of Common Stock          1,000,000              0      500,000
  Capital Lease Obligations                           9,742              0            0
  Notes Receivable From Stock Sale                        0              0     (500,000)
  Proceeds From Notes Receivable and Interest             0              0      500,000
  Net Advances (Repayments) From Stockholders      (425,636)       465,361            0
                                                -----------    -----------    ---------
Net Cash Provided by Financing Activities           584,106        465,361      500,000
                                                -----------    -----------    ---------

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                             STATEMENT OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                             For The      For The      For The
                                           Year Ended   Year Ended   Year Ended
                                            March 31,    March 31,    March 31,
                                               1998         1997         1996
                                           -----------  -----------  -----------
Increase (Decrease) in Cash and
 Cash Equivalents                          $  183,405   $ (12,394)   $ 12,798

Cash and Cash Equivalents,
 Beginning of Year                                437      12,831          33
                                           ----------   ---------    --------

Cash and Cash Equivalents,
 End of Year                               $  183,842   $     437    $ 12,831
                                           ==========   =========    ========
SUPPLEMENTAL INFORMATION
Cash Paid For:
  Interest                                 $    1,184   $       0    $      0
                                           ==========   =========    ========
  Income Taxes                             $        0   $       0    $      0
                                           ==========   =========    ========
Noncash Investing and Financing:
 Issuance of 4,000,000 Shares of
  Common Stock for Marketing Rights,
  December, 1995                           $        0   $       0    $400,000
                                           ==========   =========    ========
 Issuance of 3,529,000 Shares of
  Common Stock in Exchange for a
  Promissory Note, November 4, 1996        $        0   $ 440,000    $      0
                                           ==========   =========    ========
 Issuance of 5,000,000 Shares of
  Common Stock for Marketing Rights,
  November 4, 1996                         $        0   $ 500,000    $      0
                                           ==========   =========    ========
 Issuance of Common Stock in Exchange
  for Stock Subscription Receivable        $1,000,000   $       0    $      0
                                           ==========   =========    ========
 Issuance of Common Stock in Exchange
  for Cancellation of a Portion of
  Advances Payable                         $  520,000   $       0    $      0
                                           ==========   =========    ========

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 1 - ORGANIZATION

         Solpower Corporation (the Company), formerly known as Virtual Technologies, Inc. and Dynafuel Corporation, was incorporated under the laws of the State of Utah on June 7, 1982, with an authorized capital of 30,000,000 shares of common stock with a par value of one cent ($0.01) per share. On December 12, 1995, the Company amended its articles of incorporation, changing its name to Virtual Technologies, Inc. and increasing the authorized preferred stock to 5,000,000 shares at $.25 par value. On July 22, 1996, the Company changed its legal domicile to the State of Nevada. On November 22, 1997, the Company restated the articles of incorporation, changing its name to Solpower Corporation and changing its preferred stock par value to one-tenth of one cent ($.001) per share.

         The Company has the exclusive sales, distribution, marketing and manufacturing rights for the United States, Mexico and Canada to the Solpower product, SOLTRON, a fuel enhancing product.

         On November 1, 1995, the Company issued 4,000,000 shares of common stock at $0.125 per share in exchange for a note receivable in the amount of $500,000.

         On December 11, 1995, the Company issued 4,000,000 shares of common stock at $0.10 per share in exchange for marketing rights, or $400,000.

         On February 29, 1996, the Company authorized a reverse split of common stock of 3:1.

         On April 19, 1996, the Company issued 1,600,000 shares of common stock at $5.00 per share in exchange for a note receivable in the amount of $8,000,000. On June 12, 1996, the agreement and the shares issued were canceled for nonperformance.

         On October 30, 1996, the Company authorized a reverse split of common stock of 5:1.

         On November 4, 1996, the Company issued 3,520,000 shares of common stock at $0.125 per share or $440,000 in exchange for a promissory note. The promissory note was paid in full under its terms on November 24, 1997.

         On November 4, 1996, the Company issued 5,000,000 shares of common stock at $0.10 per share in exchange for marketing rights or $500,000.

         On April 1, 1997, the Company issued 4,160,000 share of common stock under a Reg D private offering in exchange for cancellation of advances payable at $.125 per share, or $520,000.

         On January 9, 1998, the Company issued 4,000,000 shares of common stock under a Reg S placement at $.50 per share, or $2,000,000.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 1 - ORGANIZATION (CONTINUED)

         The Company was formed on June 7, 1982, and was in the development stage through March 31, 1997. The fiscal year ended March 31, 1998, is the first year during which it is considered an operating company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A. METHOD OF ACCOUNTING

         The Company's financial statements are prepared using the accrual method of accounting.

         B. CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

         C. INVENTORY

         Inventory is stated at the lower of cost or market using the first-in, first-out (fifo) method.

         D. PROPERTY, EQUIPMENT, AND DEPRECIATION

         Property and equipment, stated at cost, is depreciated over their estimated useful lives as follows:

                  Computer and Office Equipment             5 years
                  Furniture                                 7 years
                  Vehicles                                  5 years
                  Plant Equipment                           7 years

         Depreciation is computed under the straight-line method for financial statement purposes and under accelerated methods for income tax purposes.

         Repairs and maintenance expenses are charged to operations as incurred.

         E.  REVENUE  RECOGNITION

         Revenues from sales to distributors and resellers are recognized when related products are shipped. Revenues from corporate license programs or franchises are recognized in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 45, "Accounting for Franchise Fee Revenue." Revenue is recognized from an area franchise sale (geographical area) when the Company has substantially performed or satisfied all material services or conditions relating to the sale. Substantial performance has occurred when the franchisor has no remaining obligation or intent to refund any cash received or to forgive any unpaid notes or receivables, performed substantially all of the initial services required by the franchise agreement and met all other material conditions or obligations.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         F. EARNINGS OR (LOSS) PER COMMON SHARE

         Earnings or (loss) per common share is computed based on weighted average number of shares outstanding at the date of the financial statements. Stock options are included as common share equivalents using the treasury stock method. The number of shares used in computing earnings (loss) per share was 14,982,469, 4,261,560, 1,882,500 for the years ended March 31, 1998, 1997 and 1996, respectively.

         G. INCOME TAXES

         The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for
         Income Taxes." See Note 9.

         H. USE OF ESTIMATES

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

         I. PENDING ACCOUNTING ANNOUNCEMENTS

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

         J. PRESENTATION

         Certain accounts from prior years have been reclassified to conform with the current year's presentation.

NOTE 3 - INVENTORY

         Inventory at March 31, 1998 of $101,906 consists of a small quantity of twenty five 55 gallon drums of fuel additive concentrate.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 4 - LICENSE FEE RECEIVABLE AND DEFERRED REVENUES


         During the year ended March 31, 1998, the Company entered into two licensing agreements for the sole and exclusive use and distribution of its product, SOLTRON, in the territories as defined below:

         SOLPOWER GREAT LAKES - Ohio, Indiana, Michigan, Illinois, and Wisconsin

         SOLPOWER SOUTHEAST - Florida, Mississippi,  Alabama, Georgia, Arkansas,
                              and Louisiana

         On February 6, 1998, the Company entered into an agreement with Masters Marketing Group, Inc. (licensee) for the exclusive use and distribution of its product, SOLTRON, in the Great Lakes territory as defined above. The license fee is $1,200,000, with a down payment of $120,000 due upon signing the agreement. The licensee signed a promissory note for the balance of $1,080,000 of the license fee due. The note bears interest at one half percent (0.5%) on the unpaid principal balance, with all unpaid principal and interest due on or before February 6, 2000.

         On March 18, 1998, the Company entered into an agreement with Solpower Southeast Corporation (licensee) for the exclusive use and distribution of its product, SOLTRON, in the Southeast territory as defined above. The license fee is $1,200,000, with a down payment of $120,000 due upon signing the agreement. The licensee signed a promissory note for the balance of $ 1,080,000 of the license fee due. The note bears interest at one half percent (0.5%) on the unpaid principal balance, with all unpaid principal and interest due on or before March 18, 2000.

         The licensees are required to pay the Company the greater of the amount payable per the payment schedule in the agreement or the product of $5.50 times the number of liters of concentrate shipped by the Company to the licensee during the immediately preceding calendar month.

         At a minimum, future annual principal payments due the Company under both notes are as follows at March 31:

                           1999             $   520,000
                           2000             $ 1,640,000

NOTE 5 - STOCK SUBSCRIPTION RECEIVABLE/STOCK WARRANTS

         On January 7, 1998, the Company issued 4,000,000 shares of common stock and 4,000,000 warrants under a REG S placement for total consideration of $2,000,000. Cash in the amount of $1,000,000 was received upon subscription and the balance was recorded as a stock subscription receivable of $600,000, which was the amount received as of the date of

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

         issuance of the financial statements. The remaining balance due was recorded as a reduction in stockholder's equity of $400,000. Each unit consisted of two shares of common stock of the Company, and two nontransferable share purchase warrants. The warrants were designated as an A Warrant and B Warrants. The 2,000,000 A Warrants entitle the holder to purchase an additional 2,000,000 shares of the common stock of the Company on or before 12 months from the date of subscription at a price of $1.50 per share, after which they expire. The 2,000,000 B Warrants entitle the holder to purchase an additional 2,000,000 shares of the common stock of the Company on or before 24 months from the date of the subscription at a price of $3.00 per share, after which it expires.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

         Property and equipment consists of the following at March 31, 1998 and 1997:

                                                       1998          1997
                                                       ----          ----
                 Furniture and Fixtures             $ 47,436        35,284
                 Computer and Office Equipment        59,872        16,366
                 Vehicles                             15,172             0
                 Plant Equipment                      39,538             0
                                                    --------      --------
                 Total                               162,018        51,650
                 Less Accumulated Depreciation        30,076         2,600
                                                    --------      --------
                 Net Book Value                     $131,942        49,050
                                                    ========      ========

         Depreciation expense charged to operations for the years ended March 31, 1998 and 1997 was $27,477 and $2,600, respectively.

NOTE 7 - LONG-LIVED ASSETS

         On December 11, 1995, the Company acquired the marketing rights to a virtual reality motion based simulator in exchange for 4,000,000 shares of common stock or $400,000. The contract was for a period of 25 years, from October, 1995, and required that the Company purchase one simulator  per  month  commencing  April,  1996.  The  transaction  was accounted for in accordance with the process for valuation of intangible assets as described in Statement No. 17 of the Accounting
         Principles Board. During the fiscal year ended March 31, 1997, the Company sold the contract and related assets.

         On November 4, 1996, the Company acquired the exclusive sales, distribution, marketing and manufacturing rights to the Solpower product, SOLTRON, a fuel enhancing product, encompassing the North American Market (United States, Mexico and Canada), in exchange for 5,000,000 of common stock or $500,000. The contract is for a period of

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 7- LONG-LIVED ASSETS (CONTINUED)

         five years. The transaction was accounted for in accordance with the process for valuation of intangible assets as described in Statement
         No. 17 of the Accounting Principles Board. The Company intends to amortize the marketing rights over the period of contract. Management will reassess annually the estimated useful life. Such amortization will result in charges against earnings of $100,000 per year.
         Amortization charged to operations for the years ended March 31, 1998 and 1997 was $100,000 and $41,667, respectively.

NOTE 8 - LEASE COMMITMENTS

         OPERATING LEASES - The Company leases 1,364 square feet of office space for its executive offices at 7309 E. Stetson Drive, Suite 102,
         Scottsdale, Arizona, 85251. The lease is for a period of one year beginning March 12, 1997, and expires March 11, 1998. The monthly rent is $1,614.67. On December 22, 1997, the Company's first amendment to the lease agreement extended the term to March 11, 1999 with the guaranteed minimum monthly rental being increased to $1,845.33. On March 31, 1998, the Company's second amendment extended the lease from March 12, 1999 to June 30, 2000, with the guaranteed minimum monthly rental being increased to $1,960.67

         On August 25, 1997, the Company entered into a lease for approximately 11,879 square feet of a 14,859 warehouse on 87,000 square feet of land, for its production facility located at 4247 W. Adams, Suite 2, Phoenix, AZ, 85009. The term of the lease is for five years commencing on September 1, 1997 and ending on August 31, 2002. Base rent is $3,920.07, plus property rental tax (currently 2.15%), for a total of $4,004.35. The Company has the option to lease the remainder of the warehouse, approximately 2,980 square feet at a lease rate of $.58 per square foot, with 180 days prior written notice of exercise to expand. On August 25, 1997, an addendum to the lease signed by the Company extends the lease period to September 14, 2002 and grants an option to purchase the real property and improvements for $600,000 if exercised between September 15, 1997 and March 15, 1998, or $639,000 if the option is exercised between March 15, 1998 through September 14, 1998.

         Additionally, the Company leases additional space located at 8270 N. Hayden Road, #2021, Scottsdale, Arizona, 85251, on a month to month basis, at the rate of $2,500 per month.

         On March 25, 1998, the Company entered into a rental agreement for a copier/printing machine for a term of 39 months, at $566.37 per month.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

         Future minimal rental commitments are as follows at March 31:

                           1999             $ 76,993
                           2000             $ 78,377
                           2001             $ 60,731
                           2002             $ 49,751
                           2003             $ 24,026

NOTE 8 - LEASE COMMITMENTS (CONTINUED)

         CAPITAL LEASES - On September 16, 1997, the Company entered into a motor vehicle lease agreement for a 1997 Ford Explorer for 24 months, at a monthly payment of approximately $508. Total payments due under the lease are $15,172, with $2,981 representing interest. The vehicle is included in property and equipment and is being depreciated over the life of the lease.

         Future minimum lease payments for the vehicle under capital lease at March 31, 1998 are as follows:

              1999                                              $ 6,096
              2000                                                5,521
                                                                -------
              Total                                              11,617
              Less Amount Representing Interest                   1,875
                                                                -------
              Present Value of Net Obligations                    9,742
              Capital Lease Obligation, Current Portion           4,575
                                                                -------
              Capital Lease Obligation, Noncurrent Portion      $ 5,167
                                                                =======

         Lease expense charged to operations for the years ended March 31, 1998, 1997, and 1996 was $106,932, $12,722, and $0, respectively.

NOTE 9 - PROVISION FOR INCOME TAXES

         As of March 31, 1998, the Company has available for income tax purposes approximately $2,600,000 in net operating loss carryforwards which may be used to offset future taxable income. These loss carryforwards begin to expire in fiscal year 2002.

NOTE 10 - ADVANCES PAYABLE, RELATED PARTIES

         During the years ended March 31, 1998 and 1997, the majority stockholder of the Company, Dominion Capital Pty., Ltd., (Dominion) made net advances to the Company of $94,363 and $465,361. On April 1,

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 10 - ADVANCES PAYABLE, RELATED PARTIES (CONTINUED)

         1997, the Company issued 4,160,000 shares of common stock at $.125 per share, or $520,000 to Dominion, in exchange for cancellation of a portion of the advances payable.

         On November 4, 1996, the Company entered into an agreement with Dominion for a period of five years. Dominion agreed to provide up to $1,000,000 on an "as needed" basis for operational costs and for the development and construction of manufacturing facilities. Dominion was to be repaid for the advances with convertible preferred shares of the Company. The note payable was originally convertible into convertible preferred stock of the Company. On November 24, 1997, an addendum was signed by the Company deleting this from the agreement. The addendum grants stock options and pay performance bonuses based solely on gross sales figures of the Solpower product SOLTRON in the North American market. See Note 11. Additionally, the Company has the option to extend the term of this agreement for an additional period of five years, unless canceled by notice in writing, by either party, with a thirty day notice of cancellation.

NOTE 11 - STOCK OPTIONS

         On November 24,1997, an addendum to the agreement was signed by the Company which grants the following options to Dominion based solely on the gross sales figures of the Solpower product SOLTRON in the North American Market as follows:

         a. Gross sales for the product equaling $10,000,000, option to purchase 100,000 shares of common stock at $2.50 per share, plus a cash performance bonus of $400,000.

         b. Gross sales for the product equaling $20,000,000, option to purchase 150,000 shares of common stock at $3.50 per share, plus a cash performance bonus of $400,000.

         c. Gross sales for the product equaling $50,000,000, option to purchase 250,000 shares of common stock at $4.50 per share, plus a cash performance bonus of $500,000.

         d. Gross sales for the product equaling $100,000,000, option to purchase 250,000 shares of common stock at $5.00 per share, plus a cash performance bonus of $1,000,000.

         The contract has an anti-dilution provision, that in the event that the Company shall at any time subdivide the outstanding shares of common stock, or shall issue a stock dividend on its outstanding stock, the conversion price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in the case the corporation shall at any time combine the outstanding shares of common stock, the conversion price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 11 - STOCK OPTIONS (CONTINUED)

         On January 30, 1998, the Company granted the option to purchase shares of the Company's common stock to certain individuals at a purchase price for each share subject to a fixed price per individual, that is equal to or greater than 100% of the fair market value of such stock as determined under the Solpower Corporation Stock Option and Incentive Plan (the Plan) as of this date. Mr. James H. Hirst was granted 300,000, Mr. Trond Matteson was granted 150,000 and Mr. Joshua Ward was granted 150,000 shares. The terms of such options shall commence as of January 30, 1998, and expire on January 30, 2003 or the termination of employment of Mr. Hirst or the services of Mr. Matteson or Mr. Ward.

         The options shall vest independently with respect to each grantee based upon two factors: (a) the minimum market price and (b) the minimum reported gross revenues being achieved as illustrated in the table below:

                     PERCENTAGE   EXERCISE   MINIMUM        MINIMUM REPORTED
                     AMOUNT       PRICE      MARKET PRICE   GROSS REVENUES
                     ------       -----      ------------   --------------
         Hirst       33 1/3%      $1.00      $2.00          $6 million
                     33 1/3%      $1.75      $3.00          $9 million
                     33 1/3%      $2.50      $4.00          $12 million

         Matteson/   33 1/3%      $1.00      $2.00          $6 million
         Ward        33 1/3%      $2.00      $3.00          $9 million
                     33 1/3%      $3.00      $4.00          $12 million

         The Minimum Reported Gross Revenues shall have been achieved during a reporting period which is the lesser of (i) the four quarterly reporting periods preceding any date on which the Minimum Market Price exists, and (ii) that number of quarterly reporting periods occurring subsequent to the date on which both Vesting Requirements last were achieved and any date on which the next Minimum Market Price requirement is achieved. Additionally, the options of Mr. Matteson shall not vest before August 1, 1998.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 11 - STOCK OPTIONS (CONTINUED)

         A Company's stock option transactions for the years ended March 31, 1998, 1997, and 1996 are summarized as follows:

                                                      NUMBER OF     OPTION
                                                       SHARES       PRICE
                                                       ------       -----
         Options Granted Under Marketing Agreement    1,500,000     $ 0.20
             During Fiscal Year Ended                 2,000,000       0.25
             March 31, 1997                           7,500,000       0.30
                                                      5,000,000       0.32
                                                      ---------
         Options Outstanding and Exercisable at      16,000,000      $0.20-$0.32
                  March 31, 1997
         Cancellation of Options Per Amendment      (16,000,000)
                  Marketing Agreement
         Options Granted Under Amended                  100,000      $   2.50
                  Marketing Agreement                   150,000      $   3.50
                                                        250,000      $   4.50
                                                        250,000      $   5.00
         Options Granted Under Stock Option             200,000      $   1.00
                  and Incentive Plan                    100,000      $   1.75
                                                        100,000      $   2.00
                                                        100,000      $   2.50
                                                        100,000      $   3.00
         Options Outstanding and Exercisable          1,350,000      $1.00-$5.00
                  at March 31, 1998                   =========

         The Company has granted options to certain individuals subsequent to March 31, 1998. See Note 13.

NOTE 12 - DISCONTINUED OPERATIONS

         The Company sold its virtual reality motion based simulator business in early fiscal 1997 and recorded a loss of $118,885. No revenues or expenses are included in the financial statements for the year ended March 31, 1997.

NOTE 13 - SUBSEQUENT EVENTS

         MAY 28, 1998 - The Company granted the option to purchase shares of the Company's common stock to certain directors at a purchase price for each share subject to a fixed price per individual, that, with the exception of the nonqualifying options, is equal to or greater than 100% of the fair market value of such stock as determined under the Plan as of this date. Mr. Fraser Moffat III was granted 350,000, 100,000 of which are nonqualifying, Mr. Naoya Yoshikawa was granted 100,000, Mr. Jerry Goddard was granted 100,000 shares and Mr. Jim Hirst was granted 100,000. The options may be exercised in whole or in part at any time after the vesting requirements with respect to any option shares has been achieved. The terms of such options shall commence as of May 28, 1998, and expire on May 28, 2003, or the termination as directors of the Company.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)

         The options shall vest independently with respect to each grantee, provided each grantee is a director of the Company on such vesting date, based upon two factors: (a) the minimum market price and (b) the minimum reported gross revenues being achieved as illustrated in the table below:

                            Percentage  Exercise    Minimum     Minimum Reported
                              Amount      Price   Market Price   Gross Revenues
                              ------      -----   ------------   --------------
         Moffat (Incentive Stock Options)
                              40%          $3.00      $3.00        $ 6 million
                              40%          $5.00      $5.00        $ 9 million
                              20%          $7.00      $7.00        $12 million

         (Nonqualifying Options)
          Yoshikawa/         100%          $2.00      $2.00        $ 4 million
          Goddard/            50%          $3.00      $3.00        $ 6 million
          Hirst               50%          $7.00      $7.00        $12 million

         With respect to Mr.'s Yoshikawa, Goddard, and Hirst, the Minimum Reported Gross Revenues shall have been achieved during a reporting period which is the lesser of (i) the four quarterly reporting periods preceding any date on which the Minimum Market Price exists, and (ii) that number of quarterly reporting periods occurring subsequent to the date on which both Vesting Requirements last were achieved and any date on which the next Minimum Market Price requirement is achieved.

         On May 18, 1998, Mr. Joshua Ward was terminated as a service provider to the Company and the 150,000 nonqualifying options granted to Mr. Ward on January 30, 1998, terminated on May 18, 1998.

         JUNE 1, 1998 - The Company has leased a 2.24 acre site located in Elkhart, Indiana, for activities including the manufacture and production of SOLTRON, to service the Solpower Great Lakes and Solpower Southeast licensees. The lease commences on June 1, 1998 and expires on May 31, 2003, at $2,500 per month. The Company has an option to renew this lease for an additional period of five years commencing with the expiration of the term granted.

         JUNE 17,1998 - The Company entered into an agreements with Dominion Capital Pty., Ltd. that gives the Company the exclusive North American sales, distribution, marketing and manufacturing rights for SP34E, a direct drop-in replacement refrigerant gas for R-12 and R-134a, in exchange for the issuance of 6,000,000 common shares of the Company's common stock and payment of a royalty of $2.25 per kilogram of SP34E sold.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)

         JUNE 30, 1998 - The Company entered into two separate agreements with Houston Mercantile Exchange, Inc. (licensee) for the exclusive use and distribution of its product, SOLTRON, in the South territory, which includes Texas, Oklahoma, and New Mexico, and the Mexico territory, which includes Mexico exclusively.

         The South license fee is $600,000, with a down payment of $60,000 due upon signing the agreement. The licensee signed a promissory note for the balance of $540,000 of the license fee due. The note bears interest at one half percent (0.5%) on the unpaid principal balance, with all unpaid principal and interest due on or before June 30, 2000.

         The licensee is required to pay the Company the greater of the amount payable per the payment schedule in the agreement or the product of $5.50 times the number of liters of concentrate shipped by the Company to the licensee during the immediately preceding calendar month.

         The Mexico license fee is $1,800,000, with a down payment of $180,000 due upon signing the agreement. The licensee signed a promissory note for the balance of $1,620,000 of the license fee due. The note bears interest at one half percent (0.5%) on the unpaid principal balance, with all unpaid principal and interest due on or before June 30, 2000.

         The licensee is required to pay the Company the greater of the amount payable per the payment schedule in the agreement or the product of $5.50 times the number of liters of concentrate shipped by the Company to the licensee during the immediately preceding calendar month.

         JULY 1, 1998 - The Company entered into an agreement with a related party, Dominion Capital Securities, Inc., (an Arizona Corporation) to perform investor relations and shareholders relations services commencing as of this date and continuing until completion, which is expected to be within the next six months. This agreement shall automatically renew for successive six month periods, on terms and conditions yet to be agreed upon, subject to termination by either party on thirty days written notice. The Company agrees to pay Dominion Capital Securities, Inc. as follows: (i) $125,000 in cash and 50,000 free trading shares upon execution of this agreement, for a total of $275,000; and (ii) an option to purchase 100,000 free trading shares valued at $3.00 per share. The option term shall expire 24 months from the day this date.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1997

NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)

         JULY 1, 1998 - The Company granted the option to purchase 100,000 shares of the Company's common stock to Dominion Capital Securities, Inc., at a purchase price for each share subject to a fixed price, that is equal to or greater than 100% of the fair market value of such stock as determined under the Plan as of this date. The options may be exercised in whole or in part at any time after the vesting requirements with respect to any option shares that has been achieved. The terms of such options shall commence as of July 1, 1998, and expire on July 1, 2000, or the termination of grantee's service to the Company.

         The options shall vest with respect to the grantee, provided grantee is providing services to the Company on such vesting date, based upon two factors: (a) the minimum market price and (b) the minimum reported gross revenues being achieved as illustrated in the table below:

                   Percentage   Exercise      Minimum      Minimum Reported
                     Amount      Price      Market Price    Gross Revenues
                     ------      -----      ------------    --------------
                      100%       $3.00         $3.00           $6 million

         The Minimum Reported Gross Revenues shall have been achieved during a reporting period which is the lesser of (i) the four quarterly reporting periods preceding any date on which the Minimum Market Price exists, and (ii) that number of quarterly reporting periods occurring subsequent to the date on which both Vesting Requirements last were achieved and any date on which the next Minimum Market Price requirement is achieved.

                              SOLPOWER CORPORATION
                                  BALANCE SHEET
                  JUNE 30, 1998 (UNAUDITED) AND MARCH 31, 1998

                                     ASSETS
                                                    June 30, 1998    March 31,
Current Assets                                       (Unaudited)       1998
                                                     -----------    -----------
  Cash                                               $       305    $   183,842
  Inventory                                               94,830        101,906
  License Fee Receivable                               4,557,762      2,160,000
  Stock Subscription Receivable                          600,000        600,000
  Accounts Receivable                                     38,803              0
  Prepaid Expenses                                             0          2,917
                                                     -----------    -----------
Total Current Assets                                   5,291,700      3,048,665

Property and Equipment, Net                              147,455        131,942

Other Assets
  Marketing Rights                                     2,693,333        358,333
  Security Deposits                                       14,422         14,422
                                                     -----------    -----------
Total Other Assets                                     2,707,755        372,755
                                                     -----------    -----------

Total Assets                                         $ 8,146,910    $ 3,553,362
                                                     ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                                   $         0    $     2,432
  Capital Lease Obligation, Current Portion                3,517          4,575
                                                     -----------    -----------
Total Liabilities                                          3,517          7,007

Long Term Liabilities
  Capital Lease Obligation, Noncurrent Portion             5,167          5,167
  Advances Payable, Related Party                        169,891         39,725
  Deferred Revenues                                    4,560,000      2,160,000
                                                     -----------    -----------
Total Long Term Liabilities                            4,735,058      2,204,892
                                                     -----------    -----------
Total Liabilities                                      4,738,575      2,211,899
Commitments and Contingencies

Stockholders' Equity
  Preferred Stock; $0.001 Par Value, 5,000,000
  Authorized; Issued and Outstanding,                          0              0
  Common Stock; $0.01 Par Value, 30,000,000
  Authorized; Issued and Outstanding, 23,391,560
  Shares at June 30, 1998 and 17,891,560 Shares
      at March 31, 1998                                  233,916        173,916
  Additional Paid in Capital                           6,560,904      4,220,904
  Less: Stock Subscription Receivable                   (300,000)      (400,000)

  Retained Earnings                                   (3,086,485)    (2,653,357)
                                                     -----------    -----------
Total Stockholders' Equity                             3,408,335      1,341,463
                                                     -----------    -----------

Total Liabilities and Stockholders' Equity           $ 8,146,910    $ 3,553,362
                                                     ===========    ===========

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                             STATEMENT OF OPERATIONS
            FOR THE THREE MONTHS PERIOD ENDED JUNE 30, 1998 AND 1997
                                   (UNAUDITED)

                                                       Three Months Ended
                                                 ------------------------------
                                                 June 30, 1998    June 30, 1997
                                                 -------------    -------------
Revenues
  Product and Enzyme Sales                              25,802                0
                                                   -----------      -----------
Expenses
General and Administrative                             458,779           81,696
                                                   -----------      -----------

Operating Loss                                        (432,977)         (81,696)
                                                   -----------      -----------
Other Income (Expense)
Interest Income                                            309                0
Interest Expense                                          (462)               0
Loss From Discontinued Operations                           --                0
                                                   -----------      -----------
Total Other Income (Expense)                              (153)               0

Net Loss Before Provision For Income
Taxes                                                 (433,130)         (81,696)

Provision For Income Taxes                                   0                0
                                                   -----------      -----------
Net Income (Loss) Available to Common
Stockholders                                       $  (433,130)     $   (81,696)

Earnings (Loss) Per Common Share Equivalents       $     (0.02)     $     (.008)
                                                   ===========      ===========
Weighted Number of Common Shares and
Common Share Equivalents Outstanding                17,891,560       10,271,560
                                                   ===========      ===========

                 The accompanying notes are an integral part of
                           these financial statements

                              SOLPOWER CORPORATION
                             STATEMENT OF CASH FLOWS
            FOR THE THREE MONTHS PERIOD ENDED JUNE 30, 1998 AND 1997
                                   (UNAUDITED)

                                               For the Three Months Period Ended
                                                June 30, 1998      June 30, 1997
                                                -------------      -------------
Cash Flows From Operating Activities
Net Income (Loss)                                $  (433,130)         $ (81,696)
Adjustments to Reconcile Net Income (Loss)
 to Net Cash Provided By (Used in)
 Operating Activities:
 Depreciation and Amortization                        71,869             27,077
 Other Non-Cash Items                                     --            520,000

 Changes in Assets and Liabilities:
  (Increase) Decrease in Accounts Receivable         (38,803)                --
  (Increase) Decrease in License Fee Receivable   (2,397,762)                --
  (Increase) Decrease in Inventory                     7,076                 --
  (Increase) Decrease in Prepaid Expenses              2,917                 --
  (Increase) Decrease in Security Deposits                --                 --
  Increase (Decrease) in Accounts Payable             (2,432)                --
  Increase (Decrease) in Deferred Revenues         2,400,000                 --
                                                 -----------          ---------
Total Adjustments                                     42,865            547,077
                                                 -----------          ---------
Net Cash (Used In) Provided By Operating
 Activities                                         (390,265)           465,381

Cash Flows From Investing Activities:
  Capital Expenditures                               (22,383)                --
  Sale of Equipment and Marketing Rights                  --                 --
                                                 -----------          ---------
Net Cash Flows Used In Investing Activities          (22,383)                --

Cash Flows From Financing Activities                      --                 --
  Proceeds From Stock Subscription Receivable        100,000                 --
  Capital Lease Obligations                           (1,058)                --
  Net Advances (Repayments) From Stockholders        130,169           (465,360)
                                                 -----------          ---------
Net Cash Provided by (Used in) Financing
 Activities                                          229,111           (465,360)
                                                 -----------          ---------
Increase (Decrease) in Cash and Cash
 Equivalents                                        (183,537)                21
Cash and Cash Equivalents, Beginning
 of Period                                           183,842                437
                                                 -----------          ---------
Cash and Cash Equivalents, End of Period         $       305          $     458
                                                 ===========          =========
Supplemental Information
Cash Paid For:
  Interest                                       $       462          $      --
                                                 ===========          =========
  Income Taxes                                   $        --          $      --
                                                 ===========          =========
Non-Cash Investing and Financing:
  Issuance of Common Stock for Marketing
  Rights (Note 2)                                $ 2,400,000          $       0
                                                 ===========          =========
Issuance of Common Stock In Exchange for a
Cancellation of Notes Payable                    $         0          $  520,000
                                                 ===========          ==========

                 The accompanying notes are an integral part of
                          these financial statements.

                              SOLPOWER CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                                   (UNAUDITED)
                             JUNE 30, 1998 AND 1997

NOTE 1 - BASIS OF PRESENTATION

         The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, such statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months period ended June 30, 1998, are not necessarily indicative of the results that may be expected for the year ended March 31, 1999. The unaudited condensed financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company's annual report included on Form 10-SB for the year ended March 31, 1998.

NOTE 2 - MARKETING RIGHTS


         On June 17, 1998, the Company issued 6,000,000 shares of common stock at $.40 per share, or $2,400,000 in exchange for the exclusive North America sales, distribution, marketing, and manufacturing rights for SP34E, a direct drop-in replacement refrigerant gas for R-12 and R-134a. The Company also will make royalty payments of $2.25 per kilogram of SP34E sold.


NOTE 3 - STOCK SUBSCRIPTION RECEIVABLE

         On October 21, 1998, an additional $100,000 was received on this original balance of $1,000,000. As of June 30, 1998, the balance due is $300,000.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

2.1(1)            Articles of Merger,  merging Virtual Technologies Inc., a Utah
                  Corporation,   into  Virtual   Technologies   Inc.,  a  Nevada
                  Corporation, dated July 26, 1996.

2.2(1) Plan of Merger of the Company, merging Virtual Technologies Inc., a Utah Corporation into Virtual Technologies Inc., a Nevada Corporation, dated July 19, 1996.

3.1(1) Restated Articles of Incorporation of Solpower Corporation dated November 24, 1997.

3.2(1) Amended and Restated Bylaws of Solpower Corporation dated November 24, 1997.

10.1(1) Acquisition Agreement dated November 4, 1996 between Dominion Capital Pty. Ltd. and Virtual Technologies, Inc. for the Distribution & Manufacturing Rights of SOLTRON Product.

10.2(1)           Acquisition   Agreement  amendment  dated  November  24,  1997
                  outlining    clarifications   and   extensions   of   original
                  Acquisition Agreement dated November 4, 1996.

10.3(1)           Addendum to Acquisition Agreement dated May 13, 1998.

10.4(1)           Acquisition  Agreement  dated June 17, 1998  between  Dominion
                  Capital   Pty.   Ltd.  and   Solpower   Corporation   for  the
                  Distribution and Manufacturing Rights of SP34E Product.

10.5(1)           Form of Master License Agreement.

10.6(1)           Form of Security Agreement.

10.7(1) Property Lease Agreement between Arizona Industrial Capital Limited Partnership and Virtual Technologies, Inc. dated August 25, 1997.

10.8(1) Property Lease Agreement and amendments between Scottsdale Stetson Corporation and Virtual Technologies, Inc. dated March 12, 1997.

10.9(1) First Amendment to Property Lease Agreement between Scottsdale Stetson Corporation and Virtual Technologies, Inc. --------
                  (1)Incorporated by reference from the Company's Form 10-SB as filed on August 21, 1998.

10.10(1)          Second   Amendment  to  Property   Lease   Agreement   between
                  Scottsdale Stetson Corporation and Virtual Technologies, Inc.

10.11(1)          Commercial  Lease  between  D.I.  South,   Inc.  and  Solpower
                  Corporation dated June 1, 1998

10.12(1) Solpower Corporation Stock Option and Incentive Plan dated November 22, 1997.

10.13(1) Territory Licensee Finders Fee Agreement between Virtual Technologies, Inc. and Charles C. Van Zee dated November 5, 1997.

10.14(1) Territory Licensee Finders Fee Agreement between Solpower Corporation and Josh Ward dated February 1, 1998.

10.15(1) Territory Licensee Finders Fee Agreement between Solpower Corporation and Trond Matteson dated February 1, 1998.

10.16(1) Client Services Agreement between Solpower Corporation and Dominion Capital Securities, Inc. dated July 1, 1998.

11.1              Statement re Computation of Per Share Earnings.

23.1              Auditor's Consent.

27.1              Financial Data Schedule.

                                   SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SOLPOWER CORPORATION
                                       (Registrant)



Dated: March 5, 1999                     By:  /s/ James H. Hirst
                                            ------------------------------------
                                         James H. Hirst, Chief Executive Officer